FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, July 27, 2005 Home Equity Pass-Through Certificates, Series 2005-3	**333-120966**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05062436


SEC MAIL PROCESSING
RECEIVED
AUG 01 2005
WASH. D.C.
209
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.



By: ______________________
Name: PETER J. SACK
Title: VICE PRESIDENT

Dated: July 27, 2005

DERIVED INFORMATION [06/23/2005]

HEMT Series 2005-3
[$396,070,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

[396,070,200] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2005-3

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (Fitch/Moody's)
A-1	[300,120,000]	Senior/Adj	LIBOR + []%	1.22	AAA /Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/---
A-RL (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/---
M-1	[21,730,000]	Mezzanine/Adj	LIBOR + []%	4.09	AA+/Aa1
M-2	[10,870,000]	Mezzanine/Adj	LIBOR + []%	5.41	AA /Aa2
M-3	[18,860,000]	Mezzanine/Adj	LIBOR + []%	4.99	A+/A1
M-4	[9,840,000]	Mezzanine/Adj	LIBOR + []%	4.54	A/A2
M-5	[10,050,000]	Mezzanine/Fixed	[]%	4.36	A-/A3
M-6	[8,820,000]	Mezzanine/Adj	LIBOR + []%	4.23	BBB+/Baa1
M-7	[9,020,000]	Mezzanine/Adj	LIBOR + []%	4.14	BBB /Baa2
M-8	[6,760,000]	Mezzanine/Adj	LIBOR + []%	4.07	BBB-/Baa3
Total	[396,070,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (Fitch/Moody's)
B-1	[7,170,000]	Sub/Fixed	[]%	4.02	BB+/Ba1
B-2	[6,760,000]	Sub/Fixed	[]%	3.98	BB/Ba2
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
X-S	[0]	Excess Servicing	Variable	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA/---

(1) The collateral ramp assumes 15% CPR increasing by approximately [1.818%] to 35% CPR in month 12 and remains at 35% CPR thereafter. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) Coupons on the Offered Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC.
Depositor:	Credit Suisse First Boston Mortgage Securities Corp.
Servicers:	Wilshire Credit Corporation (approximately 54.5%) and Ocwen Federal Bank, FSB (approximately 45.5%).
Cap Provider:	Credit Suisse First Boston International ['Aa3'/'P-1' Moody's; 'A+'/'A-1' S&P; 'AA-'/'F-1+' Fitch]
Swap Provider:	Credit Suisse First Boston International ['Aa3'/'P-1' Moody's; 'A+'/'A-1' S&P; 'AA-'/'F-1+' Fitch]
Credit Risk Manager:	The Murray Hill Company.
Cut-off Date:	July 1, 2005 for the initial mortgage loans.
Deal Settlement:	On or about July 28, 2005.
Investor Settlement:	On or about July 29, 2005.
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in August 2005.
Accrual Periods:	With respect to the Class A-R, Class A-RL and Class M-5 Certificates, the calendar month preceding the month of that Distribution Date. For the Offered Certificates, other than the Class A-R, Class A-RL and Class M-5 Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	0 days with respect to the Offered Certificates other than the Class A-R, Class A-RL and Class M-5 Certificates, and 24 days with respect to the Class A-R, Class A-RL and Class M-5 Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at 15% CPR in month 1, increasing by approximately [1.818%] CPR per month to 35% CPR in month 12, and remaining at 35% CPR thereafter.
Prefunding Amount:	[TBD].
Capitalized Interest Account	[TBD].
Offered Certificates:	The Class A-1, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Offered Certificates may be purchased by employee benefit plans that are subject to ERISA. During the period that the Swap Agreement is outstanding, plan investors will be required to represent that they have available certain exemptions based upon the identity of the plan or the fiduciary making the investment decisions on behalf of the plan.
SMMEA Treatment:	The Offered Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.

Optional Termination:	10% optional clean-up call and 5% mandatory auction, as described in the Prospectus Supplement.
Maximum Pool Balance:	The sum of the initial aggregate principal balance of the initial mortgage loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through margin will be increased by (i) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; and (ii) the lesser of (x) 50 basis points and (y) half the initial pass-through margin with respect to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-6, Class M-7 and Class M-8 Certificates. If the optional clean-up call is not exercised, the pass-through rate on the Class M-5, Class B-1 and Class B-2 Certificates will increase by 50 basis points.
Net Funds Cap:	For any Distribution Date, will be the annual rate equal to a fraction, expressed as a percentage, (a) the numerator of which is (i) the amount of interest which accrued on the mortgage loans, minus the sum of (ii) the servicing fee, (iii) the trustee fee, (iv) the credit risk manager fee, (v) any Net Swap Payment owed to the Swap Provider and (vi) any Swap Termination Payment owed to the Swap Provider, and (b) the denominator of which is the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first distribution date) and (ii) (x) in the case of the Offered Certificates other than the Class M-5, Class A-R and Class A-RL Certificates, the actual number of days in the immediately preceding interest accrual period divided by 360 and (y) in the case of the Class M-5, Class A-R and Class A-RL Certificates, 1/12.
Principal and Interest Advancing:	Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described further in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to the immediately preceding Distribution Date and any unpaid Interest Carry Forward Amount from the immediately preceding Distribution Date over (y) the amount actually distributed to such Class with respect to interest on such immediately preceding Distribution Date, and (ii) interest on such excess at the Pass-Through Rate for such Class.
Interest Remittance Amount:	For any Distribution Date, will equal the sum of (i) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicers or the trustee with respect to such mortgage loans, to the extent allocable to interest, (ii) all Compensating Interest paid by the servicers with respect to such mortgage loans and the related distribution date, (iii) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that distribution date allocable to interest and (iv) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest minus (v) any Net Swap Payments owed to the Swap Provider or Swap Termination Payments not due to a Swap Provider Trigger Event owed to the Swap Provider.

Principal Remittance Amount: For any Distribution Date will be equal to the sum of (i) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicers and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (ii) all principal prepayments on the mortgage loans received during the related Prepayment Period, (iii) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately preceding that Distribution Date, (iv) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (v) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal, (vi) amounts withdrawn from the Reserve Account to cover Realized Losses on the mortgage loans incurred during the related Collection Period and (vii) regarding the October 2005 Distribution Date, the amount remaining in the Prefunding Account at the end of the Prefunding Period minus (viii) any Net Swap Payments owed to the Swap Provider or Swap Termination Payments not due to a Swap Provider Trigger Event owed to the Swap Provider, to the extent not paid from the Interest Remittance Amount for such Distribution Date and to the extent remaining upaid from any prior Distribution Dates.

Excess Cashflow Loss Payment An amount equal to the lesser of (i) excess cashflow for such distribution date and (ii) the aggregate realized losses on the mortgage loans incurred during the related collection period, to the extent not covered by amounts received under the Interest Rate Cap Agreement and the Swap Agreement, such amount to be added to the Principal Payment Amount.

Overcollateralization Release Amount For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of (a) the Principal Remittance Amount, (b) the Excess Cashflow Loss Payment for such date and (c) any amount received under the Interest Rate Cap Agreement and the Swap Agreement to cover (x) realized losses on the mortgage loans incurred during the related Collection Period and (y) unpaid realized loss amounts, is applied on such date in reduction of the aggregate of the Class Principal Balances of the certificates (to an amount not less than zero), exceeds (ii) the Targeted Overcollateralization Amount for such date.

Principal Payment Amount: For any distribution date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Swap Agreement On the Closing Date, the Trustee will enter into a Swap Agreement (Notional Schedule displayed on page [11]). Under the Swap Agreement, (i) the Trust will be obligated to pay to the Swap Provider an amount equal to approximately [4.00]% per annum (30/360 accrual) of the notional amount for the related period and (ii) the Trust will be entitled to receive from the Swap Provider an amount equal to the product of (a) one-month LIBOR (actual/360 accrual) and (b) the notional amount for the related period, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment").

Generally, the Net Swap Payment will be deposited into a Reserve Account by the Swap Administrator pursuant to the Pooling and Servicing Agreement and amounts on deposit in the Reserve Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement and as described on page [12].

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the ''Swap Termination Payment'') to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the Trust is required to make a Swap Termination Payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders.

Credit Enhancement:

1. Excess cashflow.
2. Net Swap Payments received from the Swap Provider (if any).
3. Interest Rate Cap Agreement
4. Overcollateralization.
5. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1	[26.80%]	[31.70%]	[63.40%]
M-1	[21.50%]	[26.40%]	[52.80%]
M-2	[18.85%]	[23.75%]	[47.50%]
M-3	[14.25%]	[19.15%]	[38.30%]
M-4	[11.85%]	[16.75%]	[33.50%]
M-5	[9.40%]	[14.30%]	[28.60%]
M-6	[7.25%]	[12.15%]	[24.29%]
M-7	[5.05%]	[9.95%]	[19.89%]
M-8	[3.40%]	[8.30%]	[16.60%]
B-1	[1.65%]	[6.55%]	[13.10%]
B-2	[0.00%]	[4.90%]	[9.80%]

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [4.90]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [9.80]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate pool balance for such Distribution Date, plus any amounts remaining in the Prefunding Account.

Stepdown Date:

The later to occur of (i) the Distribution Date in August 2008 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [63.40%].

Trigger Event:

A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [TBD] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
August 2005 – July 2008	N/A
August 2008 – July 2009	[ ]
August 2009 – July 2010	[ ]
August 2010 – July 2011	[ ]
August 2011 – July 2012	[ ]
August 2012 and thereafter	[ ]

Registration:

The Offered Certificates, other than the Class A-R and Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. to the Class X-S Certificates, the aggregate excess servicing fee for such Distribution Date;
2. Concurrently to the Class A-1, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
3. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. to the Class M-6 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. to the Class M-7 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. to the Class M-8 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
11. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
12. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
13. For application as part of Monthly Excess Cashflow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. on the Distribution Date in November 2010 or thereafter, to the Class P Certificates until the Class Principal Balances of such class have been reduced to zero.
2. to the Class A-R Certificates and the Class A-RL Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balances thereof have been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates until the Class Principal Balance of such class has been reduced to zero;
9. to the Class M-7 Certificates until the Class Principal Balance of such class has been reduced to zero;
10. to the Class M-8 Certificates until the Class Principal Balance of such class has been reduced to zero;
11. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
12. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero; and
13. For application as part of Monthly Excess Cashflow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in November 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;

3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-6 Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. to the Class M-7 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-7 Certificates, until the Class Principal Balance of such class has been reduced to zero;
10. to the Class M-8 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-8 Certificates, until the Class Principal Balance of such class has been reduced to zero;
11. to the Class B-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
12. to the Class B-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
13. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. An amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in II and III.
2. For the first two Distribution Dates, 100% of the Monthly Excess Cashflow available under this clause 2 will be released to the Class X-1 Certificates.
3. a) Prior to the Stepdown Date or if a Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. to the Class M-3 Certificates, any unpaid realized loss amounts for such Class;
7. to the Class M-4 Certificates, any unpaid realized loss amounts for such Class;
8. to the Class M-5 Certificates, any unpaid realized loss amounts for such Class;
9. to the Class M-6 Certificates, any unpaid realized loss amounts for such Class;
10. to the Class M-7 Certificates, any unpaid realized loss amounts for such Class;
11. to the Class M-8 Certificates, any unpaid realized loss amounts for such Class;
12. to the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
13. to the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
14. to the Swap Provider, the amount of any Swap Termination Payment resulting from a Swap Provider Trigger Event not previously paid;
15. to the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
16. to the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and the Class A-RL Certificates under this clause (16).

Interest Rate Cap Agreement

The Interest Cap Agreement shall provide payments (on an actual/360 accrual basis) on the Notional Balance for the related period at a per annum rate equal to the excess, if any, of (a) the lesser of (i) current 1-month LIBOR rate for such period and (ii) the Ceiling rate for such period as shown above over (b) the Strike rate for such period as shown below.

Period	Date	Notional	Strike	Ceiling
1	8/25/2005	205,000,000	4.000%	4.000%
2	9/25/2005	201,627,186	4.000%	4.000%
3	10/25/2005	197,789,321	4.000%	4.000%
4	11/25/2005	193,731,005	4.000%	4.000%
5	12/25/2005	189,872,489	4.000%	4.000%
6	1/25/2006	183,808,351	4.000%	4.082%
7	2/25/2006	177,621,099	4.000%	4.218%
8	3/25/2006	169,963,213	4.000%	4.355%
9	4/25/2006	163,117,555	4.000%	4.491%
10	5/25/2006	156,744,786	4.000%	4.627%
11	6/25/2006	150,336,004	4.000%	4.764%
12	7/25/2006	144,282,617	4.000%	4.900%
13	8/25/2006	137,206,057	4.000%	4.983%
14	9/25/2006	130,753,106	4.000%	5.067%
15	10/25/2006	124,176,161	4.000%	5.150%
16	11/25/2006	118,370,786	4.000%	5.233%
17	12/25/2006	113,771,381	4.000%	5.317%
18	1/25/2007	107,202,736	4.000%	5.400%
19	2/25/2007	98,981,283	4.000%	5.483%
20	3/25/2007	90,522,057	4.000%	5.567%
21	4/25/2007	82,480,865	4.000%	5.650%
22	5/25/2007	75,125,659	4.000%	5.733%
23	6/25/2007	69,567,351	4.000%	5.817%
24	7/25/2007	64,529,266	4.000%	5.900%
25	8/25/2007	59,671,910	4.000%	5.963%
26	9/25/2007	55,855,596	4.000%	6.025%
27	10/25/2007	51,921,268	4.000%	6.088%
28	11/25/2007	48,765,452	4.000%	6.150%
29	12/25/2007	46,006,738	4.000%	6.213%
30	1/25/2008	42,627,239	4.000%	6.275%
31	2/25/2008	39,427,087	4.000%	6.338%
32	3/25/2008	36,434,951	4.000%	6.400%
33	4/25/2008	33,638,148	4.000%	6.463%
34	5/25/2008	31,037,487	4.000%	6.525%
35	6/25/2008	28,620,515	4.000%	6.588%
36	7/25/2008	26,378,437	4.000%	6.650%

Interest Rate Cap Agreement:

Amounts paid under the Interest Rate Cap Agreement will be deposited in a reserve account (the "Reserve Account"). Amounts on deposit in the Reserve Account (as described on page [9]) will be available on any distribution date to pay the following amounts (prior to giving effect to amounts distributed in Section IV (page 8) for such Distribution Date):

(i) to pay the Class A-1, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class B-1 and Class B-2 Certificates, in that order, Accrued Certificate Interest and any Interest Carry Forward Amounts, to the extent unpaid from the Interest Remittance Amount;

(ii) to the Principal Remittance Amount, up to the amount of Realized Losses on the mortgage loans incurred during the related Collection Period, *prior to* giving effect to amounts available to be paid in respect of such amounts as described hereunder under Section IV (page 8) on such Distribution Date; and

(iii) to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class B-1 and Class B-2 Certificates sequentially, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under Section IV (page 8) on such distribution date.

Amounts paid under the Interest Rate Cap Agreement not used on any distribution date to cover Accrued Certificate Interest and Interest Carry Forward Amounts (to the extent unpaid form the Interest Remittance Amount), realized losses on the mortgage loans or to pay unpaid realized loss amounts will remain on deposit in the Reserve Account and will be available on future distribution dates to make the payments described above. On the Distribution Date on which the aggregate principal balance of the Certificates is reduced to zero, any amounts remaining in the Reserve Account will be distributed to the Class X-1 Certificates.

Swap Agreement

Shown below is the Swap Agreement notional amount schedule. Under the Swap Agreement, the Trust shall be obligated to pay to the Swap Provider an amount equal to approximately [4.00%] (per annum) (30/360 accrual) of the Swap Agreement notional amount for the related period and the trust will be entitled to receive from the Swap Provider an amount equal to the product of (i) One-Month LIBOR (as determined pursuant to the Swap Agreement) and (ii) the Swap Agreement notional amount for the related period, accrued (on an actual/360 basis) during each Swap Agreement accrual period until the Swap Agreement is retired. Only the Net Swap Payment of the two obligations above will be paid by the appropriate party.

Period	Date	Notional	Fixed Rate Payer
1	8/25/2005	205,000,000	4.000%
2	9/25/2005	201,627,186	4.000%
3	10/25/2005	197,789,321	4.000%
4	11/25/2005	193,731,005	4.000%
5	12/25/2005	189,872,489	4.000%
6	1/25/2006	183,808,351	4.000%
7	2/25/2006	177,621,099	4.000%
8	3/25/2006	169,963,213	4.000%
9	4/25/2006	163,117,555	4.000%
10	5/25/2006	156,744,786	4.000%
11	6/25/2006	150,336,004	4.000%
12	7/25/2006	144,282,617	4.000%
13	8/25/2006	137,206,057	4.000%
14	9/25/2006	130,753,106	4.000%
15	10/25/2006	124,176,161	4.000%
16	11/25/2006	118,370,786	4.000%
17	12/25/2006	113,771,381	4.000%
18	1/25/2007	107,202,736	4.000%
19	2/25/2007	98,981,283	4.000%
20	3/25/2007	90,522,057	4.000%
21	4/25/2007	82,480,865	4.000%
22	5/25/2007	75,125,659	4.000%
23	6/25/2007	69,567,351	4.000%
24	7/25/2007	64,529,266	4.000%
25	8/25/2007	59,671,910	4.000%
26	9/25/2007	55,855,596	4.000%
27	10/25/2007	51,921,268	4.000%
28	11/25/2007	48,765,452	4.000%
29	12/25/2007	46,006,739	4.000%
30	1/25/2008	42,627,239	4.000%
31	2/25/2008	39,427,087	4.000%
32	3/25/2008	36,434,951	4.000%
33	4/25/2008	33,638,148	4.000%
34	5/25/2008	31,037,487	4.000%
35	6/25/2008	28,620,515	4.000%
36	7/25/2008	26,378,437	4.000%

Swap Payments

Funds payable under the Swap Agreement (i.e., Swap Payment from either the trust or the Swap Provider) will be deposited into the Reserve Account.

Funds payable under the Swap Agreement in the Reserve Account which are payable to the Swap Provider will be distributed from any available funds *prior to* distributions on the Certificates (as described herein under "*Distributions to Certificate holders*" (page 6)) on each Distribution Date in the following order of priority:

1. To the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2. To the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds payable under the Swap Agreement in the Reserve Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1. To pay the Class A-1, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class B-1 and Class B-2 Certificates, in that order, Accrued Certificate Interest and any Interest Carry Forward Amounts, to the extent unpaid from the Interest Remittance Amount;
2. To the Principal Remittance Amount, up to the amount of realized losses on the mortgage loans incurred during the related Collection Period, *prior to* giving effect to amounts available to be paid in respect of such amounts as described hereunder under Section IV (page 8) on such Distribution Date; and
3. To pay the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class B-1 and Class B-2 Certificates, in that order, any unpaid realized loss amounts, with interest therein at the applicable pass-through rate, *prior to* giving effect to amounts available to be paid in respect of such amounts as described hereunder under Section IV (page 8) on such Distribution Date.

Any amounts paid under the Swap Agreement not used to cover Accrued Certificate Interest and any Interest Carry Forward Amounts (to the extent unpaid from the Interest Remittance Amount), realized losses on the mortgage loans or to pay unpaid realized loss amounts will remain on deposit in the Reserve Account and will be available on future distribution dates to make the payments described in 1. through 3. above. On the Distribution Date on which the aggregate principal balance of the Certificates is reduced to zero, any amounts remaining in the Reserve Account will be distributed to the Class X-1 Certificate.

Swap Provider Downgrade Provisions:

If the Swap Provider's ratings fall below:

- a short-term credit rating of "A-1" by Standard & Poor's; or
- a short-term credit rating of "P-1" and long-term credit rating of "A-1" by Moody's;

The Swap Provider is required, at it's cost, to perform, in a manner satisfactory to the Rating Agencies, in order to confirm that the ratings on the Certificates will be the same as the ratings in effect prior to such downgrade of the Swap Provider, one or more actions, including, but not limited to:

- furnishing a guarantee from a guarantor rated greater than or equal to "A+" by Standard & Poor's and "Aa3" by Moody's;
- post collateral according to the terms of the Swap Agreement; or
- replacing the Swap Provider with a party that has a rating greater than or equal to "A+" by Standard & Poor's and "A-1" and "P-1" by Moody's.

Replacement of a Swap Agreement following Termination:

If the credit ratings of the Swap Provider are downgraded to a rating level below "BBB-" by Standard & Poor's, "A-3" or "P-2" by Moody's or "A" or "F-1" by Fitch, then the Swap Provider must, in a manner satisfactory to the Rating Agencies in order to confirm that the ratings on the Certificates will be the same as the ratings in effect prior to such downgrade, seek to replace itself with a substitute Provider, but only on the conditions specified in the Pooling and Servicing Agreement.

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.09	2.00	1.22	0.98	0.82	0.61
First Pay (Months)	Aug-05	Aug-05	Aug-05	Aug-05	Aug-05	Aug-05
Last Pay (Months)	Nov-16	Jan-13	May-08	Sep-07	Apr-07	Oct-06

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.50	5.35	4.09	2.34	1.87	1.32
First Pay (Months)	Mar-09	Jun-09	May-08	Sep-07	Apr-07	Oct-06
Last Pay (Months)	Nov-16	Jan-13	Dec-10	Jan-08	Jul-07	Dec-06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.50	5.21	5.41	2.58	2.06	1.45
First Pay (Months)	Mar-09	Apr-09	Dec-10	Jan-08	Jul-07	Dec-06
Last Pay (Months)	Nov-16	Jan-13	Dec-10	Mar-08	Sep-07	Jan-07

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.50	5.14	4.99	2.89	2.27	1.58
First Pay (Months)	Mar-09	Jan-09	Dec-09	Mar-08	Sep-07	Jan-07
Last Pay (Months)	Nov-16	Jan-13	Dec-10	Sep-09	Dec-07	Mar-07

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.50	5.09	4.54	4.16	2.51	1.73
First Pay (Months)	Mar-09	Dec-08	Aug-09	Sep-09	Dec-07	Mar-07
Last Pay (Months)	Nov-16	Jan-13	Dec-10	Sep-09	Feb-08	May-07

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.50	5.07	4.36	4.16	2.70	1.86
First Pay (Months)	Mar-09	Nov-08	May-09	Sep-09	Feb-08	May-07
Last Pay (Months)	Nov-16	Jan-13	Dec-10	Sep-09	May-08	Jun-07

Class M-6	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.50	5.06	4.23	4.16	2.91	1.99
First Pay (Months)	Mar-09	Oct-08	Mar-09	Sep-09	May-08	Jun-07
Last Pay (Months)	Nov-16	Jan-13	Dec-10	Sep-09	Jul-08	Aug-07

Class M-7	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.50	5.04	4.14	4.07	3.31	2.13
First Pay (Months)	Mar-09	Oct-08	Jan-09	Jun-09	Jul-08	Aug-07
Last Pay (Months)	Nov-16	Jan-13	Dec-10	Sep-09	Nov-08	Sep-07

Class M-8	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	7.50	5.03	4.07	3.87	3.32	2.16
First Pay (Months)	Mar-09	Sep-08	Dec-08	Mar-09	Nov-08	Sep-07
Last Pay (Months)	Nov-16	Jan-13	Dec-10	Sep-09	Nov-08	Sep-07

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	3.23	2.15	1.22	0.98	0.82	0.61
First Pay (Months)	Aug-05	Aug-05	Aug-05	Aug-05	Aug-05	Aug-05
Last Pay (Months)	Dec-23	Nov-20	May-08	Sep-07	Apr-07	Oct-06

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.05	5.92	5.70	2.34	1.87	1.32
First Pay (Months)	Mar-09	Jun-09	May-08	Sep-07	Apr-07	Oct-06
Last Pay (Months)	Jun-22	Sep-20	Aug-17	Jan-08	Jul-07	Dec-06

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.04	5.77	6.37	2.58	2.06	1.45
First Pay (Months)	Mar-09	Apr-09	Jan-11	Jan-08	Jul-07	Dec-06
Last Pay (Months)	Sep-21	Mar-20	Apr-16	Mar-08	Sep-07	Jan-07

Class M-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.03	5.68	5.40	3.06	2.27	1.58
First Pay (Months)	Mar-09	Jan-09	Dec-09	Mar-08	Sep-07	Jan-07
Last Pay (Months)	May-21	Nov-19	Jan-16	Oct-14	Dec-07	Mar-07

Class M-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.03	5.63	4.93	6.99	2.51	1.73
First Pay (Months)	Mar-09	Dec-08	Aug-09	Apr-11	Dec-07	Mar-07
Last Pay (Months)	Nov-20	Apr-19	Jul-15	Apr-14	Feb-08	May-07

Class M-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.03	5.59	4.74	5.34	2.70	1.86
First Pay (Months)	Mar-09	Nov-08	May-09	Apr-10	Feb-08	May-07
Last Pay (Months)	Nov-20	Nov-18	Mar-15	Dec-12	May-08	Jun-07

Class M-6	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.03	5.56	4.60	4.70	2.91	1.99
First Pay (Months)	Mar-09	Oct-08	Mar-09	Oct-09	May-08	Jun-07
Last Pay (Months)	Nov-20	May-18	Nov-14	Sep-12	Jul-08	Aug-07

Class M-7	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.03	5.52	4.49	4.34	5.78	2.15
First Pay (Months)	Mar-09	Oct-08	Jan-09	Jun-09	Jul-08	Aug-07
Last Pay (Months)	Nov-20	Nov-17	Jul-14	May-12	Oct-12	Oct-07

Class M-8	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	8.03	5.48	4.40	4.11	4.66	2.31
First Pay (Months)	Mar-09	Sep-08	Dec-08	Mar-09	Nov-09	Oct-07
Last Pay (Months)	Nov-20	Apr-17	Feb-14	Jan-12	Aug-10	Dec-07

Net Funds Cap (Assumes Spot 1mo LIBOR: 20%, no losses, 100% PPC and business day convention ignored, Acutal/360 day count convention)

Period	Net Funds Cap	Period	Net Funds Cap	Period	Net Funds Cap
1	10.46%	41	9.41%	81	9.11%
2	9.11%	42	9.11%	82	9.41%
3	9.41%	43	9.11%	83	9.11%
4	9.11%	44	10.09%	84	9.41%
5	9.41%	45	9.11%	85	9.11%
6	9.11%	46	9.41%	86	9.11%
7	9.11%	47	9.11%	87	9.41%
8	10.09%	48	9.41%	88	9.11%
9	9.11%	49	9.11%	89	9.41%
10	9.41%	50	9.11%	90	9.11%
11	9.11%	51	9.41%	91	9.11%
12	9.41%	52	9.11%	92	10.09%
13	9.11%	53	9.41%	93	9.11%
14	9.11%	54	9.11%	94	9.41%
15	9.41%	55	9.11%	95	9.11%
16	9.11%	56	10.09%	96	9.41%
17	9.41%	57	9.11%	97	9.11%
18	9.11%	58	9.41%	98	9.11%
19	9.11%	59	9.11%	99	9.41%
20	10.09%	60	9.41%	100	9.11%
21	9.11%	61	9.11%	101	9.41%
22	9.41%	62	9.11%	102	9.11%
23	9.11%	63	9.41%	103	9.11%
24	9.41%	64	9.11%	104	10.09%
25	9.11%	65	9.41%	105	9.11%
26	9.11%	66	9.11%	106	9.41%
27	9.41%	67	9.11%	107	9.11%
28	9.11%	68	10.09%	108	9.41%
29	9.41%	69	9.11%	109	9.11%
30	9.11%	70	9.41%	110	9.11%
31	9.11%	71	9.11%	111	9.41%
32	9.74%	72	9.41%	112	9.11%
33	9.11%	73	9.11%	113	9.41%
34	9.41%	74	9.11%	114	9.11%
35	9.11%	75	9.41%	115	9.11%
36	9.41%	76	9.11%	116	10.09%
37	9.11%	77	9.41%	117	9.11%
38	9.11%	78	9.11%	118	9.41%
39	9.41%	79	9.11%	119	9.11%
40	9.11%	80	9.74%	120	9.41%

HEMT HOME EQUITY MORTGAGE TRUST 2005-3

Excess Spread (Assumes no losses, LIBOR as shown below, 100% PPC and business day convention ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	3.40000%	5.66%	41	4.33053%	4.56%	81	4.62314%	4.10%
2	3.60764%	5.05%	42	4.34609%	4.45%	82	4.63046%	4.24%
3	3.69753%	5.07%	43	4.35773%	4.47%	83	4.64608%	4.08%
4	3.81930%	4.96%	44	4.36187%	4.86%	84	4.67966%	4.20%
5	3.86000%	5.02%	45	4.35666%	4.50%	85	4.68952%	4.07%
6	3.87680%	4.95%	46	4.36665%	4.63%	86	4.69800%	4.09%
7	3.95090%	4.93%	47	4.38170%	4.51%	87	4.70579%	4.26%
8	3.97575%	5.13%	48	4.40430%	4.63%	88	4.71521%	4.14%
9	3.96628%	4.95%	49	4.41550%	4.50%	89	4.73178%	4.31%
10	4.01312%	5.01%	50	4.42510%	4.50%	90	4.76167%	4.17%
11	4.05358%	4.94%	51	4.43395%	4.63%	91	4.76987%	4.20%
12	4.03725%	5.02%	52	4.44556%	4.49%	92	4.77790%	4.67%
13	4.07493%	4.95%	53	4.45910%	4.61%	93	4.78783%	4.26%
14	4.10751%	4.95%	54	4.47424%	4.47%	94	4.79821%	4.44%
15	4.10757%	5.03%	55	4.48453%	4.46%	95	4.79029%	4.33%
16	4.14259%	4.97%	56	4.57376%	4.81%	96	4.76682%	4.54%
17	4.16720%	5.04%	57	4.79050%	4.22%	97	4.77588%	4.43%
18	4.16756%	4.99%	58	4.81112%	4.35%	98	4.78412%	4.47%
19	4.19683%	4.98%	59	4.72318%	4.28%	99	4.79181%	4.66%
20	4.21376%	5.17%	60	4.47112%	4.62%	100	4.80042%	4.55%
21	4.19038%	4.96%	61	4.47976%	4.48%	101	4.81815%	4.73%
22	4.21279%	5.02%	62	4.48895%	4.48%	102	4.84696%	4.62%
23	4.22899%	4.93%	63	4.49689%	4.61%	103	4.85577%	4.66%
24	4.21118%	5.01%	64	4.50553%	4.47%	104	4.86277%	5.14%
25	4.23217%	4.92%	65	4.52344%	4.60%	105	4.87232%	4.76%
26	4.24267%	4.91%	66	4.54975%	4.15%	106	4.88179%	4.95%
27	4.23173%	4.99%	67	4.55859%	4.14%	107	4.87562%	4.87%
28	4.24940%	4.90%	68	4.56672%	4.57%	108	4.85584%	5.08%
29	4.26101%	4.97%	69	4.57658%	4.13%	109	4.86424%	5.00%
30	4.26170%	4.89%	70	4.58558%	4.27%	110	4.87244%	5.06%
31	4.27589%	4.87%	71	4.57733%	4.13%	111	4.88111%	5.25%
32	4.28488%	5.02%	72	4.54757%	4.30%	112	4.88958%	5.19%
33	4.27769%	4.86%	73	4.55509%	4.15%	113	4.90636%	5.37%
34	4.29219%	4.93%	74	4.56338%	4.14%	114	4.93500%	5.29%
35	4.30057%	4.85%	75	4.57067%	4.28%	115	4.94373%	5.36%
36	4.29886%	4.93%	76	4.57845%	4.13%	116	4.95074%	5.80%
37	4.31184%	4.76%	77	4.58858%	4.27%	117	4.96103%	5.49%
38	4.31698%	4.58%	78	4.59988%	4.11%	118	4.96888%	5.69%
39	4.30695%	4.53%	79	4.60822%	4.11%	119	4.94906%	5.66%
40	4.31869%	4.39%	80	4.61505%	4.39%	120	4.89722%	5.90%

Breakeven CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger event in effect for every distribution date, No stepdown, 6 month lag, and 100% servicer advance.

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-1	15.7%	30.0%	6.1
M-2	14.0%	27.4%	7.2
M-3	11.3%	23.0%	6.8
M-4	10.0%	20.8%	8.2
M-5	8.7%	18.5%	8.5
M-6	7.5%	16.2%	8.7
M-7	6.4%	14.1%	9.0
M-8	5.6%	12.5%	9.8

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 6/1/2005 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	7,732		
Total Outstanding Loan Balance	$ 401,675,744.63		
Average Loan Current Balance	$ 51,949.79	$ 1,294.33	$ 498,000.00
Weighted Average Combined LTV	97.30%	10.56%	100.00%
Weighted Average Coupon	9.94%	5.00%	15.66%
Weighted Average FICO (Non-Zero)	682		
Weighted Average Age (Months)	3		
% Prepayment Penalties	53.53%		
% Balloons	68.16%		
% Second Liens	100.00%		

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,334	$ 25,968,984.42	6.47	672	95.56	10.33	79.19
25,000.01 - 50,000.00	3,267	$ 117,858,446.45	29.34	674	97.51	10.08	93.07
50,000.01 - 75,000.00	1,636	$ 100,792,804.89	25.09	684	97.56	9.90	95.27
75,000.01 - 100,000.00	828	$ 72,015,081.01	17.93	687	97.76	9.81	97.50
100,000.01 - 125,000.00	419	$ 46,831,505.11	11.66	689	98.46	9.72	98.25
125,000.01 - 150,000.00	158	$ 21,599,303.53	5.38	685	96.77	9.92	94.88
150,000.01 - 175,000.00	43	$ 7,041,491.84	1.75	699	96.36	10.07	95.67
175,000.01 - 200,000.00	39	$ 7,421,598.45	1.85	701	89.90	9.62	95.08
200,000.01 - 225,000.00	3	$ 630,928.93	0.16	691	98.37	10.93	100.00
225,000.01 - 250,000.00	3	$ 743,500.00	0.19	721	91.08	8.58	100.00
250,000.01 - 275,000.00	1	$ 274,100.00	0.07	635	80.00	9.00	0.00
475,000.01 - 500,000.00	1	$ 498,000.00	0.12	677	73.80	7.63	100.00
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,341	$ 26,122,529.31	6.50	672	95.47	10.34	79.32
25,000.01 - 50,000.00	3,261	$ 117,754,261.76	29.32	674	97.53	10.08	93.07
50,000.01 - 75,000.00	1,637	$ 100,881,871.76	25.12	684	97.55	9.90	95.27
75,000.01 - 100,000.00	827	$ 71,969,195.84	17.92	686	97.71	9.81	97.49
100,000.01 - 125,000.00	418	$ 46,738,963.21	11.64	689	98.56	9.71	98.25
125,000.01 - 150,000.00	158	$ 21,599,303.53	5.38	685	96.77	9.92	94.88
150,000.01 - 175,000.00	43	$ 7,041,491.84	1.75	699	96.36	10.07	95.67
175,000.01 - 200,000.00	39	$ 7,421,598.45	1.85	701	89.90	9.62	95.08
200,000.01 - 225,000.00	3	$ 630,928.93	0.16	691	98.37	10.93	100.00
225,000.01 - 250,000.00	3	$ 743,500.00	0.19	721	91.08	8.58	100.00
250,000.01 - 275,000.00	1	$ 274,100.00	0.07	635	80.00	9.00	0.00
475,000.01 - 500,000.00	1	$ 498,000.00	0.12	677	73.80	7.63	100.00
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

HEMT HOME EQUITY MORTGAGE TRUST 2005-3

FICO	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	3	$ 81,779.83	0.02	0	91.84	10.93	100.00
< 550	14	$ 290,922.03	0.07	523	80.77	13.17	100.00
551 - 575	14	$ 475,414.76	0.12	565	81.73	11.12	97.64
576 - 600	329	$ 13,359,923.27	3.33	590	98.77	11.41	99.77
601 - 625	779	$ 34,027,422.45	8.47	615	98.68	10.89	99.84
626 - 650	1,240	$ 59,010,166.99	14.69	639	97.67	10.33	98.41
651 - 675	1,524	$ 81,841,533.76	20.38	663	97.57	10.13	96.63
676 - 700	1,442	$ 79,886,249.46	19.89	688	97.19	9.76	93.51
701 - 725	950	$ 54,722,370.71	13.62	712	97.05	9.53	91.23
726 - 750	735	$ 40,889,156.22	10.18	737	96.91	9.30	89.10
751 - 775	448	$ 23,601,536.12	5.88	762	96.16	9.18	87.37
776 - 800	218	$ 11,890,098.53	2.96	786	94.73	9.01	87.85
801 - 825	36	$ 1,599,170.50	0.40	807	96.07	8.92	78.50
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Original Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	7	$ 118,261.21	0.03	739	98.80	9.30	77.18
61 - 120	43	$ 869,937.20	0.22	664	94.64	10.81	74.68
121 - 180	5,172	$ 269,002,719.42	66.97	688	96.87	9.90	92.44
181 - 240	989	$ 47,236,941.13	11.76	670	98.20	10.41	98.92
241 - 300	4	$ 203,583.26	0.05	643	91.91	13.62	100.00
301 - 360	1,517	$ 84,244,302.41	20.97	670	98.21	9.78	97.74
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Remaining Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	8	$ 131,476.03	0.03	742	92.44	8.87	79.47
61 - 120	53	$ 1,142,370.55	0.28	653	90.53	11.05	80.72
121 - 180	5,162	$ 268,739,158.51	66.90	688	96.89	9.90	92.43
181 - 240	990	$ 47,272,534.36	11.77	670	98.20	10.41	98.92
241 - 300	2	$ 145,902.77	0.04	633	89.56	13.45	100.00
301 - 360	1,517	$ 84,244,302.41	20.97	670	98.21	9.78	97.74
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2-4 Family	486	$ 29,054,140.06	7.23	702	94.05	10.01	79.05
Condo	710	$ 33,777,896.27	8.41	689	97.63	9.92	92.89
Co-op	6	$ 349,492.92	0.09	716	89.09	9.00	97.14
Manufactured Housing	1	$ 12,087.98	0.00	545	72.18	12.95	100.00
PUD	1,417	$ 76,026,975.21	18.93	683	97.31	10.03	92.94
Single Family Residence	5,083	$ 261,453,131.60	65.09	678	97.63	9.90	96.53
Town House	29	$ 1,002,020.59	0.25	678	97.11	9.82	93.17
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	563	$ 18,076,698.89	4.50	716	90.74	10.98	0.00
Primary	7,055	$ 378,667,216.50	94.27	680	97.70	9.88	100.00
Secondary	114	$ 4,931,829.24	1.23	713	90.81	10.22	0.00
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Purchase	6,138	$ 324,352,047.17	80.75	686	98.05	9.94	93.37
Refinance - Cash Out	1,349	$ 67,507,910.98	16.81	663	94.14	9.98	98.40
Refinance - Other	9	$ 215,782.45	0.05	609	81.76	12.53	100.00
Refinance - Rate/Term	236	$ 9,600,004.03	2.39	669	94.39	9.43	95.48
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Combined LTV - Given	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 50.00	8	$ 324,232.55	0.08	667	30.83	9.96	75.63
50.01 - 60.00	9	$ 753,537.80	0.19	708	55.05	8.25	100.00
60.01 - 70.00	30	$ 1,727,261.24	0.43	706	66.01	8.27	100.00
70.01 - 80.00	106	$ 7,674,053.15	1.91	680	77.44	8.90	80.29
80.01 - 90.00	1,168	$ 49,267,749.12	12.27	696	89.03	9.63	72.81
90.01 - 95.00	916	$ 43,789,617.89	10.90	698	94.69	9.94	83.91
95.01 - 100.00	5,495	$ 298,139,292.88	74.22	677	99.92	10.03	99.67
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	2,215	$ 170,488,855.03	42.44	687	97.83	9.72	96.83
Florida	677	$ 28,686,661.01	7.14	677	97.00	10.41	90.42
Arizona	726	$ 27,326,930.29	6.80	681	97.15	10.15	86.23
New York	249	$ 16,567,559.67	4.12	698	91.43	9.41	89.20
Nevada	296	$ 16,024,272.02	3.99	693	96.64	9.98	87.30
Colorado	356	$ 15,639,162.14	3.89	670	97.92	9.94	96.28
Washington	300	$ 12,865,547.69	3.20	676	98.60	9.79	98.32
Virginia	242	$ 12,844,903.92	3.20	678	96.97	10.49	96.56
New Jersey	249	$ 12,460,753.30	3.10	699	94.29	9.87	87.42
Maryland	199	$ 10,381,914.66	2.58	675	98.36	10.31	98.86
Texas	319	$ 9,949,116.49	2.48	678	97.91	9.97	92.03
Illinois	196	$ 7,909,273.29	1.97	665	98.25	10.49	95.54
Oregon	194	$ 6,903,920.05	1.72	672	98.03	9.70	96.49
Georgia	164	$ 5,785,890.61	1.44	656	99.14	10.57	94.95
Pennsylvania	138	$ 4,711,005.06	1.17	693	96.68	10.20	94.13
Other	1,212	$ 43,129,979.40	10.74	669	97.48	10.15	94.48
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

HEMT HOME EQUITY MORTGAGE TRUST 2005-3

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	3,765	$ 174,544,577.03	43.45	660	98.10	9.79	96.07
NINA	121	$ 5,989,379.55	1.49	729	92.22	10.96	89.10
Reduced	3,131	$ 176,825,225.65	44.02	698	96.72	10.00	92.43
Stated/Stated	715	$ 44,316,562.40	11.03	698	97.15	10.11	95.24
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
4.501 - 5.000	1	$ 13,214.82	0.00	769	35.52	5.00	100.00
5.501 - 6.000	6	$ 256,102.12	0.06	723	87.61	5.97	100.00
6.001 - 6.500	45	$ 2,362,605.16	0.59	749	84.87	6.47	100.00
6.501 - 7.000	123	$ 5,564,908.99	1.39	736	89.78	6.86	98.48
7.001 - 7.500	198	$ 9,895,488.62	2.46	725	91.39	7.38	97.20
7.501 - 8.000	243	$ 13,465,611.45	3.35	718	93.24	7.86	96.71
8.001 - 8.500	302	$ 16,726,689.70	4.16	715	95.62	8.36	95.49
8.501 - 9.000	962	$ 58,462,075.77	14.55	704	97.72	8.90	97.28
9.001 - 9.500	974	$ 55,844,378.74	13.90	689	98.13	9.37	96.54
9.501 - 10.000	1,338	$ 70,832,961.19	17.63	678	98.14	9.87	95.94
10.001 - 10.500	846	$ 44,297,936.27	11.03	677	98.16	10.34	95.45
10.501 - 11.000	1,024	$ 50,392,196.73	12.55	657	98.42	10.84	94.66
11.001 - 11.500	620	$ 28,599,591.81	7.12	643	98.19	11.32	93.88
11.501 - 12.000	496	$ 23,564,810.72	5.87	661	97.57	11.82	88.39
12.001 - 12.500	443	$ 17,858,921.90	4.45	680	95.79	12.42	69.90
12.501 - 13.000	53	$ 1,907,289.70	0.47	630	94.43	12.76	92.11
13.001 - 13.500	17	$ 516,313.80	0.13	665	97.50	13.35	63.51
13.501 - 14.000	13	$ 434,316.62	0.11	621	85.08	13.78	65.92
14.001 - 14.500	11	$ 303,257.19	0.08	584	88.07	14.41	100.00
14.501 - 15.000	13	$ 316,764.29	0.08	604	96.86	14.79	100.00
15.001 - 15.500	3	$ 47,841.42	0.01	594	94.94	15.33	100.00
15.501 - 16.000	1	$ 12,467.62	0.00	571	89.51	15.66	100.00
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Interest Only	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
N	7,650	$ 393,576,482.03	97.98	681	97.33	9.96	94.22
Y	82	$ 8,099,262.60	2.02	714	95.97	8.94	96.62
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Interest Only Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	7,650	$ 393,576,482.03	97.98	681	97.33	9.96	94.22
36	17	$ 1,385,612.60	0.34	707	97.62	9.84	100.00
60	1	$ 69,400.00	0.02	661	100.00	11.00	100.00
120	64	$ 6,644,250.00	1.65	716	95.58	8.73	95.87
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

HEMT HOME EQUITY MORTGAGE TRUST 2005-3

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	3,920	$ 186,651,792.55	46.47	687	96.22	10.04	90.95
1	1	$ 105,000.00	0.03	688	100.00	11.75	100.00
3	1	$ 198,726.54	0.05	684	100.00	9.88	100.00
4	16	$ 1,082,166.12	0.27	714	95.43	10.87	84.49
6	250	$ 19,160,872.57	4.77	712	94.59	9.39	90.71
12	254	$ 16,661,703.41	4.15	691	96.38	9.93	90.17
24	2,284	$ 132,130,078.32	32.89	671	99.34	9.88	99.29
30	1	$ 88,550.00	0.02	733	100.00	12.50	100.00
36	935	$ 42,983,488.21	10.70	675	97.53	9.88	97.13
60	70	$ 2,613,366.91	0.65	694	93.50	10.11	86.03
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Lien Position	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	1	$ 13,214.82	0.00	769	35.52	5.00	100.00
2	7,731	$ 401,662,529.81	100.00	682	97.30	9.94	94.27
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

HEMT 2005-3 B-2 Yield Table

Coupon 7 | Dated 7/1/2005
Settle 7/29/2005 | First Payment 8/25/2005

Price	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*125 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Yield	Yield	Yield	Yield	Yield
86.9747	10.5130	11.1519	11.3891	11.9628	14.1671
87.0747	10.4833	11.1167	11.3520	11.9208	14.1057
87.1747	10.4536	11.0817	11.3150	11.8787	14.0444
87.2747	10.4240	11.0466	11.2780	11.8368	13.9832
87.3747	10.3944	11.0116	11.2410	11.7949	13.9221
87.4747	10.3649	10.9767	11.2041	11.7530	13.8611
87.5747	10.3354	10.9418	11.1673	11.7112	13.8002
87.6747	10.3059	10.9070	11.1305	11.6695	13.7394
87.7747	10.2765	10.8722	11.0938	11.6278	13.6786
87.8747	10.2471	10.8375	11.0571	11.5862	13.6180
87.9747	10.2178	10.8028	11.0204	11.5447	13.5574
Mod Dur	3.77	3.17	2.95	2.68	1.83
WAL for Princ Pmts	5.01	4.02	3.73	3.24	2.16
Principal Window Begin	38	40	42	39	26
Principal Window End	90	65	50	39	26

HEMT 2005-3 B-1 Yield Table

Coupon 7 | Dated 7/1/2005
Settle 7/29/2005 | First Payment 8/25/2005

Price	75 PPC, Call (Y)	100 PPC, Call (Y)	125 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
	Yield	Yield	Yield	Yield	Yield
82.3045	11.9578	12.9145	13.3623	13.9984	17.1398
82.4045	11.9258	12.8764	13.3214	13.9533	17.0739
82.5045	11.8938	12.8383	13.2805	13.9083	17.008
82.6045	11.8618	12.8003	13.2397	13.8634	16.9423
82.7045	11.8299	12.7624	13.199	13.8185	16.8767
82.8045	11.7981	12.7245	13.1583	13.7737	16.8112
82.9045	11.7663	12.6866	13.1177	13.7289	16.7458
83.0045	11.7346	12.6488	13.0771	13.6842	16.6805
83.1045	11.7029	12.6111	13.0366	13.6396	16.6152
83.2045	11.6713	12.5735	12.9962	13.5951	16.5501
83.3045	11.6397	12.5358	12.9558	13.5506	16.4851
Mod Dur	3.85	3.26	3.08	2.72	1.86
WAL for Princ Pmts	5.01	3.98	3.62	3.24	2.16
Principal Window Begin	37	39	41	39	26
Principal Window End	90	65	50	39	26

HEMT 2005-3 B-2 Yield Table

Coupon 7		Dated	7/1/2005
Settle 7/29/2005		First Payment	8/25/2005

Price	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*125 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Yield	Yield	Yield	Yield	Yield
82.3045	11.9578	12.9145	13.3623	13.9984	17.1398
82.8045	11.7981	12.7245	13.1583	13.7737	16.8112
83.3045	11.6397	12.5358	12.9558	13.5506	16.4851
WAL for Princ Pmts	5.0073	3.9765	3.6159	3.2389	2.1556
Principal Window Begin	37	39	41	39	26
Principal Window End	90	65	50	39	26

HEMT 2005-3 B-1 Yield Table

Coupon 7		Dated	7/1/2005
Settle 7/29/2005		First Payment	8/25/2005

Price	75 PPC, Call (Y)	100 PPC, Call (Y)	125 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
	Yield	Yield	Yield	Yield	Yield
86.9747	10.513	11.1519	11.3891	11.9628	14.1671
87.4747	10.3649	10.9767	11.2041	11.753	13.8611
87.9747	10.2178	10.8028	11.0204	11.5447	13.5574
WAL for Princ Pmts	5.0098	4.0208	3.7342	3.2389	2.1556
Principal Window Begin	38	40	42	39	26
Principal Window End	90	65	50	39	26

DERIVED INFORMATION [06/24/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-3

Assumptions:

Advance	100%
Recovery Lag	12 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity
RAMP A	25 to 55 CPR over 12 months then 55 CPR

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

Class	RAMP A	Libor	Breakeven CDR (%)	Collateral Cum Loss (%)
Class M-6	100%	Fwd	9.4	55,920,108.72 (13.64%)
Class M-6	100%	Fwd + 100	9.4	55,920,108.72 (13.64%)
Class M-6	100%	Fwd + 200	9.1	54,265,970.39 (13.24%)
Class M-7	100%	Fwd	7.8	47,005,118.59 (11.46%)
Class M-7	100%	Fwd + 100	7.7	46,440,247.25 (11.33%)
Class M-7	100%	Fwd + 200	7.5	45,307,748.70 (11.05%)
Class M-8	100%	Fwd	6.6	40,165,567.58 (9.80%)
Class M-8	100%	Fwd + 100	6.5	39,589,526.42 (9.66%)
Class M-8	100%	Fwd + 200	6.3	38,434,602.61 (9.37%)

DERIVED INFORMATION [07/25/2005]

HEMT Series 2005-3
[$396,070,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Assumptions:

Prepay	100 PPC
LIBOR	forward LIBOR
Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

Class	Breakeven CDR	Collateral Cum Loss
B-1	4.7%	10.53%
B-2	4.0%	9.07%

DERIVED INFORMATION [06/24/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Deal Name	HEMT 2005-3		
Tranche, Ratings	M-2, Aa2/AA		
NO PREPAY STRESS			
Fwd LIBOR/Swap Shift	Forward LIBOR	+200bp	
Prepay Assumptions	1.00x Base Case	1.00x Base Case	
Loss Severity: 100%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	29.27	28.06	
CDR - Yield Break	15.3	14.5	
% Cum Loss 1st $ Principal Loss	28.21	26.67	
CDR - 1st $ Principal Loss	14.6	13.6	
Loss Severity: 100%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	26.75	25.62	
CDR - Yield Break	13.5	12.8	
% Cum Loss 1st $ Principal Loss	25.79	24.31	
CDR - 1st $ Principal Loss	12.9	12	
Fwd LIBOR/Swap Shift	Forward LIBOR	+200bp	
Prepay Assumptions	1.00x Base Case	0.50x Base Case	
Loss Severity: 100%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	29.27	33.15	
CDR - Yield Break	15.3	9.4	
% Cum Loss 1st $ Principal Loss	28.21	30.79	
CDR - 1st $ Principal Loss	14.6	8.5	
Loss Severity: 100%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	26.75	30.31	
CDR - Yield Break	13.5	8.2	
% Cum Loss 1st $ Principal Loss	25.79	28.33	
CDR - 1st $ Principal Loss	12.9	7.5	

HEMT HOME EQUITY MORTGAGE TRUST

HEMT HOME EQUITY MORTGAGE TRUST 2005-3

DERIVED INFORMATION [06/24/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".
The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.
The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.
The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor

DERIVED INFORMATION [06/24/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-3

Assumptions:

Advance	100%
Recovery Lag	12 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity
RAMP A	25 to 55 CPR over 12 months then 55 CPR

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

Class	RAMP A	Libor	Breakeven CDR (%)	Collateral Cum Loss (%)
Class M-6	100%	Fwd	9.4	55,920,108.72 (13.64%)
Class M-6	100%	Fwd + 100	9.4	55,920,108.72 (13.64%)
Class M-6	100%	Fwd + 200	9.1	54,265,970.39 (13.24%)
Class M-7	100%	Fwd	7.8	47,005,118.59 (11.46%)
Class M-7	100%	Fwd + 100	7.7	46,440,247.25 (11.33%)
Class M-7	100%	Fwd + 200	7.5	45,307,748.70 (11.05%)
Class M-8	100%	Fwd	6.6	40,165,567.58 (9.80%)
Class M-8	100%	Fwd + 100	6.5	39,589,526.42 (9.66%)
Class M-8	100%	Fwd + 200	6.3	38,434,602.61 (9.37%)

DERIVED INFORMATION [06/24/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-3

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

Class	PPC	Libor	Breakeven CDR (%)	Collateral Cum Loss (%)
Class M-6	100	Fwd	7.5	66,541,668.30 (16.23%)
Class M-6	100	Fwd + 200	6.8	61,021,434.64 (14.88%)

The Zero Yield CDR for a class is the CDR at which the class yields zero or less than zero at the corresponding scenario assumptions (CDR increment is 0.1%)

Class	PPC	Libor	Zero Yield CDR (%)	Collateral Cum Loss (%)	Yield (%)	Price
Class M-6	100	Fwd	8.2	71,938,413.66 (17.55%)	-0.4	100.00
Class M-6	100	Fwd + 200	7.6	67,320,094.14 (16.42%)	-0.4	100.00

HEMT HOME EQUITY MORTGAGE TRUST

HEMT HOME EQUITY MORTGAGE TRUST 2005-3

DERIVED INFORMATION [06/24/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".
The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.
The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.
The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor

:ollateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	401,675,745.00 (deal as a whole) Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFR	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	26,904.55	0.03	12.81	0.00	521	46.70	81.12	100.00	0.00	100.00	84.85	15.15	0.00	0.00
525	549	> 65%	18,283.29	0.03	13.87	0.00	538	46.01	80.69	88.98	0.00	100.00	100.00	0.00	0.00	0.00
550	574	> 65%	27,950.63	0.09	11.04	0.00	565	45.61	90.18	95.33	0.00	96.92	85.24	14.76	0.00	0.00
575	599	> 70%	40,457.63	3.05	11.44	0.00	589	40.53	98.73	77.03	17.31	99.75	97.36	2.64	0.00	0.00
600	624	> 70%	43,999.33	8.31	10.92	0.00	614	42.41	98.95	70.87	21.05	99.91	91.45	7.87	0.53	0.00
625	649	> 70%	46,733.02	14.09	10.34	0.00	638	41.42	97.92	72.25	16.33	99.41	66.68	26.52	6.81	0.48
650	674	> 80%	53,612.07	20.26	10.16	0.00	662	41.11	98.10	67.53	18.91	97.51	46.07	42.29	11.39	0.57
675	699	> 80%	54,648.03	19.24	9.82	0.00	687	40.18	97.83	62.55	19.03	94.94	28.20	55.74	15.22	2.82
700	724	> 80%	56,966.81	13.43	9.57	0.00	711	40.11	97.78	58.37	21.28	93.45	22.00	61.59	13.18	4.51
725	749	> 85%	55,831.43	9.94	9.37	0.00	736	39.29	97.79	64.88	17.58	91.12	22.39	59.14	15.41	2.48
750	774	> 85%	51,241.63	5.63	9.19	0.00	760	39.02	97.23	56.92	20.72	92.34	28.09	54.36	14.30	4.08
775	799	> 85%	53,856.35	2.90	9.17	0.00	785	37.09	96.90	51.57	23.62	88.06	32.51	50.85	12.68	5.66
800	max	> 85%	48,756.81	0.45	8.76	0.00	806	35.16	96.43	64.53	10.21	88.28	36.70	51.88	5.96	0.00

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFR	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%														
65%	69%	> 50%	10,572.77	0.00	14.25	0.00	565	50.20	68.68	100.00	0.00	100.00	0.00	100.00	0.00	0.00
70%	74%	> 50%														
75%	79%	> 50%	66,825.76	0.05	11.07	0.00	622	52.84	77.14	37.65	0.00	100.00	100.00	0.00	0.00	0.00
80%	84%	> 50%	66,288.43	0.03	7.06	0.00	750	52.57	80.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00
85%	89%	> 50%	32,167.44	0.02	11.26	0.00	644	52.68	87.35	100.00	0.00	100.00	100.00	0.00	0.00	0.00
90%	94%	> 50%	31,920.63	0.04	10.62	0.00	637	50.93	90.00	81.86	18.14	100.00	78.07	0.00	21.93	0.00
95%	99%	> 50%	48,498.70	0.29	9.80	0.00	657	52.65	96.14	73.84	2.32	98.43	68.80	31.20	0.00	5.41
100%	max	> 50%	56,828.57	4.16	9.84	0.00	656	52.83	99.98	68.58	21.04	100.00	84.34	15.49	0.17	0.00

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFR	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	10,610.11	0.00	14.50	0.00	513	20.20	79.56	100.00	0.00	100.00	100.00	0.00	0.00	0.00
25%	29%	< 550	18,152.41	0.01	14.20	0.00	533	26.85	69.43	100.00	0.00	100.00	100.00	0.00	0.00	0.00
30%	34%	< 575	31,702.84	0.02	11.12	0.00	469	31.38	95.87	58.67	41.33	100.00	41.33	58.67	0.00	0.00
35%	39%	< 600	38,220.57	0.56	11.54	0.00	589	37.00	99.29	66.49	22.43	100.00	98.82	0.00	1.18	0.00
40%	44%	< 625	41,949.55	2.45	11.15	0.00	606	42.08	98.85	69.68	21.01	99.62	93.76	5.91	0.32	0.00
45%	49%	< 650	45,562.90	5.77	10.73	0.00	621	47.23	98.36	75.68	13.45	99.90	85.65	10.99	3.36	0.00
50%	54%	< 675	54,332.46	2.23	10.19	0.00	639	51.82	98.95	72.50	19.60	99.92	87.33	12.28	0.39	0.00
54.01%	max	< 700	55,127.73	1.58	9.93	0.00	646	54.89	99.71	71.65	21.14	99.92	96.03	3.97	0.00	0.00

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFR	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	16,307.83	0.00	14.60	0.00	513	41.20	70.00	100.00	0.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00
525	549																	
550	574	17,880.68	0.01	13.40	0.00	563	48.77	81.48	89.24	0.00	100.00	0.00	100.00	0.00	0.00	0.00	0.00	69.53
575	599	35,996.80	0.08	11.45	0.00	592	39.65	97.00	69.48	15.49	100.00	0.00	100.00	0.00	0.00	0.00	0.00	15.49
600	624	50,793.18	0.71	11.10	0.00	619	39.78	97.57	71.55	24.60	100.00	0.00	93.75	6.25	0.00	26.66	0.00	15.34
625	649	50,023.76	4.72	10.72	0.00	639	40.08	95.95	70.62	14.20	99.53	0.00	79.16	20.84	1.45	41.80	5.56	9.74
650	674	55,328.21	11.31	10.57	0.00	663	39.71	96.60	66.94	18.60	96.58	0.00	79.51	20.49	0.15	48.14	4.76	5.64
675	699	59,286.35	14.08	10.01	0.00	687	39.83	96.83	61.00	19.47	94.91	0.00	79.04	20.96	3.58	49.76	5.23	7.36
700	724	59,788.65	10.29	9.70	0.00	711	40.16	97.21	58.63	20.24	93.41	0.00	81.87	18.13	4.35	55.04	2.81	8.01
725	749	60,029.90	7.58	9.55	0.00	736	39.18	97.48	67.16	16.79	91.81	0.00	78.90	21.10	2.31	52.36	5.00	4.30
750	774	57,680.75	4.04	9.50	0.00	760	38.82	96.66	58.73	19.69	93.52	0.00	78.37	21.63	5.68	48.23	7.10	4.17
775	799	63,678.50	1.97	9.48	0.00	784	37.02	95.30	54.24	20.62	87.77	0.00	81.33	18.67	8.56	55.03	2.85	4.79
800	max	57,965.67	0.26	9.41	0.00	806	34.78	97.91	65.27	8.55	89.36	0.00	89.70	10.30	0.00	49.29	0.00	15.58

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFR	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																	
525	549																	
550	574																	
575	599																	
600	624																	
625	649	274,100.00	0.07	9.00	0.00	635	49.16	80.00	0.00	0.00	100.00	0.00	100.00	0.00	100.00	0.00	0.00	100.00
650	674	103,720.00	0.13	10.15	0.00	661	36.91	95.89	38.04	23.89	100.00	86.62	13.38	0.00	100.00	86.62	13.38	0.00
675	699	96,783.24	0.55	9.36	0.00	688	39.09	95.77	54.15	11.81	100.00	9.02	73.87	17.11	100.00	100.00	0.00	0.00
700	724	97,316.00	0.61	8.82	0.00	710	39.46	97.08	31.26	33.91	100.00	26.13	64.27	9.60	100.00	100.00	0.00	0.00
725	749	95,468.00	0.26	8.00	0.00	735	38.13	97.78	42.29	17.13	100.00	33.10	38.27	28.63	100.00	100.00	0.00	0.00
750	774	92,135.00	0.23	8.89	0.00	760	36.24	97.11	61.38	17.34	100.00	0.00	90.36	9.64	100.00	100.00	0.00	0.00
775	799	96,592.86	0.17	8.52	0.00	789	40.24	94.76	38.36	40.56	100.00	0.00	100.00	0.00	100.00	100.00	0.00	0.00
800	max																	

2nd Liens

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFR	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
0	499	24,120.60	0.03	11.37	0.00	472	28.61	91.02	45.69	21.73	100.00	47.04	30.85	22.12	0.00	0.00	0.00	22.12
500	524	26,904.55	0.03	12.81	0.00	521	46.70	81.12	100.00	0.00	100.00	84.85	15.15	0.00	0.00	15.15	0.00	33.54
525	549	18,229.51	0.03	13.95	0.00	537	43.34	76.00	90.53	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	32,564.29	0.11	11.08	0.00	564	46.21	80.76	75.98	0.00	97.54	88.23	11.77	0.00	0.00	28.41	20.30	8.18
575	599	40,346.51	3.05	11.43	0.00	589	40.52	98.69	77.04	17.30	99.75	97.36	2.64	0.00	0.00	30.06	0.00	8.45
600	624	44,000.80	8.35	10.92	0.00	614	42.38	98.82	70.99	20.96	99.91	91.37	7.95	0.53	0.00	28.76	2.03	10.62
625	649	46,717.17	14.18	10.34	0.00	638	41.42	97.71	72.14	16.40	99.42	66.71	26.35	6.94	0.48	36.35	2.67	7.80
650	674	53,902.68	20.76	10.14	0.00	662	41.02	97.55	67.48	18.64	97.43	45.20	43.31	11.16	0.62	45.29	3.72	5.26
675	699	55,278.40	19.78	9.78	0.00	687	40.17	97.16	62.14	19.37	94.76	27.98	56.28	14.92	2.80	45.13	4.83	7.77
700	724	57,590.25	13.84	9.53	0.00	711	40.09	97.05	57.69	20.90	92.48	22.08	60.87	13.47	4.38	50.39	3.86	7.81
725	749	55,859.32	10.22	9.32	0.00	736	39.29	97.16	65.28	17.34	90.79	22.50	58.49	15.64	2.56	46.51	6.07	5.13
750	774	52,353.43	6.01	9.15	0.00	760	38.64	95.92	57.39	20.16	92.51	29.30	52.63	14.53	3.82	39.96	7.50	5.99
775	799	54,515.00	3.16	9.08	0.00	785	37.13	94.79	54.89	21.88	89.07	32.33	50.56	11.61	5.32	42.10	6.15	6.51
800	max	47,842.16	0.45	8.74	0.00	806	35.17	96.27	64.03	10.90	88.37	37.19	51.48	5.91	0.00	33.25	5.49	14.83

MH

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFR	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																	
525	549	12,087.98	0.00	12.95	0.00	545	41.60	72.18	0.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574																	
575	599																	
600	624																	
625	649																	
650	674																	
675	699																	
700	724																	
725	749																	
750	774																	
775	799																	
800	max																	

HEMT 2005-3

2)W.A. DTI Ratio - 40.45

3) State Concentration

Geographic Distribution	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans
Alabama	12	318,396.30	0.08
Alaska	5	217,276.61	0.05
Arizona	726	27,326,930.29	6.80
Arkansas	6	180,099.99	0.04
California	2,215	170,488,855.03	42.44
Colorado	356	15,639,162.14	3.89
Connecticut	31	1,318,973.02	0.33
Delaware	28	1,138,830.20	0.28
District of Columbia	6	501,578.84	0.12
Florida	677	28,686,661.01	7.14
Georgia	164	5,785,890.61	1.44
Hawaii	27	2,200,592.53	0.55
Idaho	49	1,444,380.41	0.36
Illinois	196	7,909,273.29	1.97
Indiana	40	1,077,684.06	0.27
Iowa	16	458,121.41	0.11
Kansas	10	373,406.05	0.09
Kentucky	39	1,074,262.30	0.27
Louisiana	30	800,757.61	0.20
Maine	6	226,422.88	0.06
Maryland	199	10,381,914.66	2.58
Massachusetts	63	3,544,738.31	0.88
Michigan	96	2,697,252.65	0.67
Minnesota	107	4,510,882.30	1.12
Mississippi	27	763,734.11	0.19
Missouri	66	1,867,308.59	0.46
Montana	10	380,137.80	0.09
Nebraska	14	440,683.38	0.11
Nevada	296	16,024,272.02	3.99
New Hampshire	8	412,460.54	0.10
New Jersey	249	12,460,753.30	3.10
New Mexico	24	823,378.53	0.20
New York	249	16,567,559.67	4.12
North Carolina	83	2,723,878.63	0.68
North Dakota	5	175,076.00	0.04
Ohio	118	3,684,876.94	0.92
Oklahoma	32	979,766.45	0.24
Oregon	194	6,903,920.05	1.72
Pennsylvania	138	4,711,005.06	1.17
Puerto Rico	1	17,903.83	0.00
Rhode Island	9	456,197.01	0.11
South Carolina	38	1,075,819.93	0.27
South Dakota	10	380,175.05	0.09
Tennessee	40	1,195,942.44	0.30
Texas	319	9,949,116.49	2.48
Utah	97	3,767,837.24	0.94
Vermont	1	13,389.17	0.00
Virginia	242	12,844,903.92	3.20
Washington	300	12,865,547.69	3.20
West Virginia	1	42,504.35	0.01
Wisconsin	52	1,696,804.69	0.42
Wyoming	5	148,449.25	0.04
Total:	**7,732**	**401,675,744.63**	**100.00**

4) Top Ten City Concentration

Property City	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans	FICO
LOS ANGELES	129	11,370,168.80	2.83	703
LAS VEGAS	166	8,840,360.64	2.20	699
SAN JOSE	64	6,532,370.58	1.63	681
PHOENIX	155	5,711,636.40	1.42	675
SACRAMENTO	86	4,833,271.79	1.20	670
MIAMI	82	4,178,433.40	1.04	666
SAN DIEGO	41	3,690,992.03	0.92	692
OXNARD	32	3,265,413.76	0.81	700
BROOKLYN	41	2,985,062.24	0.74	690
HENDERSON	49	2,980,125.88	0.74	692
Other	6,887	347,287,909.11	86.46	681
Total:	**7,732**	**401,675,744.63**	**100.00**	**682**

DERIVED INFORMATION [06/27/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-3
100 PPC (base case)
Par Price
Trigger Fail

NO PREPAY STRESS

	Class M-4 (A/A2)			Class M-6 (BBB+/Baa1)		
	Min 0			*Min 0*		
Fwd LIBOR/Swap Shift	**-200.00**	**0.00**	**200.00**	**-200.00**	**0.00**	**200.00**
Prepay	1.00	1.00	1.00	1.00	1.00	1.00
Loss Severity: 100%						
Recovery Delay: 6 months						
% Cum Loss Yield Break	23.54	22.02	20.97	19.20	17.55	16.42
***CDR - Yield Break**	11.60	10.70	10.10	9.10	8.20	7.60
% Cum Loss 1st $ Principal Loss	22.87	20.97	19.56	18.47	16.42	15.08
****CDR - 1st $ Principal Loss**	11.20	10.10	9.30	8.70	7.60	6.90
Loss Severity: 100%						
Recovery Delay: 6 months. NO ADVANCE						
% Cum Loss Yield Break	22.46	21.07	19.82	18.37	16.87	15.73
***CDR - Yield Break**	10.90	10.10	9.40	8.60	7.80	7.20
% Cum Loss 1st $ Principal Loss	21.77	20.00	18.55	17.62	15.73	14.36
****CDR - 1st $ Principal Loss**	10.50	9.50	8.70	8.20	7.20	6.50

PREPAY STRESS

	Min 0			Min 0		
Fwd LIBOR/Swap Shift	**-200.00**	**0.00**	**200.00**	**-200.00**	**0.00**	**200.00**
Prepay	2.00	1.00	0.50	2.00	1.00	0.50
Loss Severity: 100%						
Recovery Delay: 6 months						
% Cum Loss Yield Break	16.34	22.02	25.85	11.75	17.55	21.73
***CDR - Yield Break**	16.60	10.70	6.70	11.70	8.20	5.40
% Cum Loss 1st $ Principal Loss	15.97	20.97	24.00	11.46	16.42	19.71
****CDR - 1st $ Principal Loss**	16.20	10.10	6.10	11.40	7.60	4.80
Loss Severity: 100%						
Recovery Delay: 6 months. NO ADVANCE						
% Cum Loss Yield Break	15.48	21.07	24.76	11.21	16.87	20.85
***CDR - Yield Break**	15.60	10.10	6.30	11.10	7.80	5.10
% Cum Loss 1st $ Principal Loss	15.20	20.00	22.85	10.83	15.73	18.77
****CDR - 1st $ Principal Loss**	15.30	9.50	5.70	10.70	7.20	4.50

**Any lower CDR (by 0.1 increments) will result in a postive yield*
***Any lower CDR (by 0.1 increments) will not take a principal loss*

DERIVED INFORMATION [06/23/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

FICO Score

Note: Cells in red font are calculations

Collateral Cuts for HEMT 2005-3

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 – 500	120,602.99	0.03%	> 85.0	102,699.16	0.03%	24,120.60	11.37	91.02	28.61	472	0.00	67.42	100.00	47.04	32.19
500.01 – 550	252,098.87	0.06%	> 85.0	94,581.25	0.02%	21,008.24	13.30	79.45	45.32	531	0.00	95.21	100.00	93.53	72.22
550.01 – 575	475,414.76	0.12%	> 85.0	263,044.83	0.07%	33,958.20	11.12	81.73	45.40	565	0.00	76.96	97.64	88.72	44.81
575.01 – 600	13,359,923.27	3.33%	> 85.0	12,992,689.41	3.23%	40,607.67	11.41	98.77	40.55	590	0.00	93.94	99.77	97.58	16.53
600.01 – 620	23,472,756.82	5.84%	> 90.0	22,447,862.04	5.59%	43,387.72	11.04	99.02	42.55	611	0.00	92.02	99.92	95.02	26.24
620.01 – 650	69,564,832.62	17.32%	> 90.0	61,218,933.03	15.24%	47,066.87	10.36	97.71	41.49	637	0.39	88.91	98.59	67.60	27.49
650.01 – 680	97,182,949.45	24.19%	> 95.0	75,109,584.70	18.70%	54,140.92	10.11	97.48	40.91	665	0.66	85.72	96.54	42.28	19.69
680.01 – 700	64,544,833.77	16.07%	> 95.0	46,308,241.15	11.53%	55,119.41	9.70	97.24	40.18	690	3.59	80.87	92.90	27.49	14.42
700.01 – 750	95,611,526.93	23.80%	> 95.0	66,270,417.92	16.50%	56,742.75	9.43	96.99	39.63	723	3.51	80.27	90.32	22.31	9.42
750.01 – 800	35,491,634.65	8.84%	> 95.0	21,123,843.57	5.26%	53,290.74	9.12	95.68	38.19	770	4.25	76.91	87.53	30.22	5.75
800 +	1,599,170.50	0.40%	> 95.0	741,876.00	0.18%	44,421.40	8.92	96.07	34.84	807	0.00	77.75	78.50	36.04	5.49
TOTAL POOL	401,675,744.63	100.00%		306,673,773.06	76.35%	51,949.79	9.94	97.30	40.46	682	2.02	84.02	94.27	43.46	16.81

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 20.00	30,923,503.95	7.70%	< 640	2,208,282.61	0.55%	51,113.23	10.19	93.83	14.81	704	3.24	79.24	86.65	11.64	15.20
20.01 – 25.00	9,625,131.06	2.40%	< 640	1,486,180.38	0.37%	42,215.49	9.89	96.96	22.97	684	0.00	84.99	90.55	49.52	19.76
25.01 – 30.00	21,014,200.62	5.23%	< 650	4,248,224.64	1.06%	45,882.53	9.77	96.29	27.84	689	1.97	84.77	91.52	42.34	19.79
30.01 – 35.00	44,606,207.10	11.11%	< 660	13,101,512.63	3.26%	49,783.71	9.82	96.50	32.87	689	2.67	84.42	93.35	39.97	18.11
35.01 – 40.00	78,582,799.83	19.56%	< 670	31,094,277.22	7.74%	53,060.63	9.89	97.48	37.88	685	2.84	83.58	94.66	39.14	15.05
40.01 – 45.00	111,046,604.37	27.65%	< 680	53,386,128.56	13.29%	53,183.24	9.94	97.65	42.78	683	2.33	83.80	93.88	39.98	15.03
45.01 – 50.00	87,419,852.92	21.76%	< 690	59,389,689.77	14.79%	53,207.46	10.01	98.22	47.85	670	0.70	84.95	97.50	55.89	19.79
50.01 – 55.00	15,970,311.16	3.98%	< 700	14,208,125.82	3.54%	55,645.68	9.86	99.11	52.38	656	0.39	88.03	99.70	81.92	15.78
55.01+	2,487,133.62	0.62%	< 700	2438865.22	0.61%	54,068.12	9.78	99.52	55.45	653	0.00	90.96	100.00	94.44	13.67
TOTAL POOL	401,675,744.63	100.00%		181,661,286.85	45.20%	51,949.79	9.94	97.30	40.46	682	2.02	84.02	94.27	43.46	16.81

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 70.00	2,805,031.59	0.70%	> 50	19,309.39	0.00%	59,681.52	8.46	59	37.49	702	1.76	84.25	97.18	42.71	75.54
70.01 – 80.00	7,674,053.15	1.91%	> 50	333,054.12	0.08%	72,396.73	8.90	77.44	38.61	680	5.08	72.2	80.29	28.97	45.42
80.01 – 85.00	5,471,553.44	1.36%	> 50	-	0.00%	41,451.16	9.54	83.89	39.15	686	1.7	81	87.6	33.25	57.92
85.00 – 90.00	43,796,195.68	10.90%	> 50	233,512.28	0.06%	42,274.32	9.64	89.67	38.08	697	2.46	71.38	70.96	23.41	25.42
90.01 – 95.00	43,789,617.89	10.90%	> 50	644,155.98	0.16%	47,805.26	9.94	94.69	38.28	698	4.27	78.18	83.91	35.52	20.45
95.01 – 100.00	298,139,292.88	74.22%	> 50	17,227,413.01	4.29%	54,256.47	10.03	99.92	41.12	677	1.55	87.09	99.67	48.13	12.96
TOTAL POOL	401,675,744.63	100.00%		18,457,444.78	4.60%	51,949.79	9.94	97.3	40.46	682	2.02	84.02	94.27	43.46	16.81

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	% [2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	170,488,855.03	49.98%	76,970.14	9.72	N/A	687	97.83	41.14	83.86	96.83	12.91	34.91
Florida	28,686,661.01	8.41%	42,373.21	10.41	N/A	677	97.00	39.99	75.37	90.42	13.33	45.09
Arizona	27,326,930.29	8.01%	37,640.40	10.15	N/A	681	97.15	38.18	95.08	86.23	18.83	53.71
New York	16,567,559.67	4.86%	66,536.38	9.41	N/A	698	91.43	40.83	54.12	89.20	21.16	34.11
Nevada	16,024,272.02	4.70%	54,136.05	9.98	N/A	693	96.64	40.25	92.91	87.30	12.35	31.69
Colorado	15,639,162.14	4.58%	43,930.23	9.94	N/A	670	97.92	41.13	91.58	96.28	23.63	73.58
Washington	12,865,547.69	3.77%	42,885.16	9.79	N/A	678	98.60	41.33	90.59	98.32	22.38	62.93
Virginia	12,844,903.92	3.77%	53,078.12	10.49	N/A	678	96.97	41.56	89.06	96.56	17.43	34.79
New Jersey	12,460,753.30	3.65%	50,043.19	9.87	N/A	699	94.29	38.57	63.90	87.42	10.30	25.48
Maryland	10,381,914.66	3.04%	52,170.43	10.31	N/A	675	98.36	41.09	91.62	98.86	24.01	48.33
Texas	9,949,116.49	2.92%	31,188.45	9.97	N/A	678	97.91	37.12	96.28	92.03	1.43	49.78
Illinois	7,909,273.29	2.32%	40,353.44	10.49	N/A	665	98.25	41.23	72.16	95.54	30.49	56.71
Other	60,530,795.12		35,439.58	10.15	N/A	670	97.64	39.80	87.35	94.73	26.26	57.79
Total	341,144,949.51	100.00%	49,275.43	9.94	N/A	682	97.30	40.46	84.02	94.27	16.81	43.46

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
<= 49999	142,576,791.07	35.50%	31,157.52	10.13	673	97.19	39.59	85.64	90.48	18.86	54.79
50000 - 74999	99,556,871.76	24.79%	61,152.87	9.91	684	97.6	40.84	82.86	95.29	14.57	40.69
75000 - 99999	72,994,195.84	18.17%	86,281.56	9.81	686	97.64	41.62	79.55	97.56	14.81	37.4
100000 - 149999	68,588,266.74	17.08%	117,647.11	9.76	687	97.96	40.72	86.07	97.27	16.37	34.21
150000 - 199999	13,813,090.29	3.44%	170,531.98	10.02	703	94.93	38.98	86.24	94.08	20.37	34.37
200000 - 249999	2,874,428.93	0.72%	205,316.35	9.40	699	86.33	38.75	100	100	34.79	13.95
250000 - 299999	774,100.00	0.19%	258,033.33	8.68	694	87.5	45.48	64.59	64.59	32.3	0
300000 - 399999		0.00%									
$401 – $500K	498,000.00	0.12%	498,000.00	7.63	677	73.8	46.19	100	100	0	0
>$500K		0.00%									
TOTAL POOL	401,675,744.63	100.00%	51,949.79	9.94	682	97.3	40.45	84.02	94.27	16.81	43.45

Principal Balance: Average 51,950 **Min:** 1,294 **Max:** 498,000

Documentation Type

Documentation Type	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	174,544,577.03	43.45%	46,359.78	9.79	660	98.1	41.43	86.92	96.07	22.19
Stated Doc	44,316,562.40	11.03%	61,981.21	10.11	698	97.15	39.44	81.11	95.24	11.94
Limited Doc	176,825,225.65	44.02%	56,475.64	10.00	698	96.72	39.66	82.08	92.43	13.11
NINA	5,989,379.55	1.49%	49,499.00	10.96	729	92.22	38.61	78.12	89.1	4.88
Other		0.00%								
TOTAL POOL	401,675,744.63	100.00%	51,949.79	9.94	682	97.3	40.45	84.02	94.27	16.81

Property Type

Property Type	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout	% Full Doc
2-4 Family	29,054,140.06	7.23%	59,782.18	10.01	702	94.05	40.03	79.05	9.35	30.51
Condo	33,777,896.27	8.41%	47,574.50	9.92	689	97.63	40.37	92.89	7.84	39.38
Co-op	349,492.92	0.09%	58,248.82	9.00	716	89.09	30.79	97.14	27.75	51.1
Manufactured Housing	12,087.98	0.00%	12,087.98	12.95	545	72.18	41.6	100	100	100
PUD	76,026,975.21	18.93%	53,653.48	10.03	683	97.31	40.1	92.94	14.02	43.9
Single Family Residence	261,453,131.60	65.09%	51,436.78	9.90	678	97.63	40.61	96.53	19.58	45.26
Town House	1,002,020.59	0.25%	34,552.43	9.82	678	97.11	42.5	93.17	17.67	47.41
TOTAL POOL	**401,676,744.63**	**100.00%**	**51,949.79**	**9.94**	**682**	**97.3**	**40.46**	**94.27**	**16.81**	**43.46**

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI		#DIV/0!									
Loans >80 LTV w/o MI		#DIV/0!									
Other		#DIV/0!									
TOTAL	0	#DIV/0!									

Loan Purpose

Loan Purpose	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ
Purchase	324,352,047.17	80.75%	52,843.28	9.94	686	98.05	40.47	82.4	93.37
Refinance - Cash Out	67,507,910.98	16.81%	50,042.93	9.98	663	94.14	40.54	91.63	98.4
Refinance - Other	215,782.45	0.05%	23,975.83	12.53	609	81.76	40.93	88.41	100
Refinance - Rate/Term	9,600,004.03	2.39%	40,677.98	9.43	669	94.39	39.3	85.06	95.48
TOTAL POOL	**401,676,744.63**	**100.00%**	**51,949.79**	**9.94**	**682**	**97.3**	**40.46**	**84.02**	**94.27**

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	401,675,744.63	100.00%	51,949.79	9.94	682	97.3	40.45	84.02	94.27	16.81		
Floating		0.00%										
2/28		0.00%										
3/27		0.00%										
Other		0.00%										
TOTAL	**401,676,744.63**	**100.00%**	**51,949.79**	**9.94**	**682**	**97.3**	**40.46**	**84.02**	**94.27**	**16.81**		

Fill out complete list of mortgage loans including IO's

Lien Status

Lien Status	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	13,214.82	0.00%	13,214.82	5.00	769	35.52	0	100	100	100
Second Lien	401,662,529.81	100.00%	51,954.80	9.94	682	97.3	40.45	84.02	94.27	16.8
Third Lien		0.00%								
TOTAL POOL	401,676,744.63	100.00%	51,949.79	9.94	682	97.3	40.45	84.02	94.27	16.81

Occupancy Type

Occupancy Type	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	378,667,216.50	94.27%	53,673.60	9.88	680	97.7	40.65	85.31	100	17.54
Second Home	4,931,829.24	1.23%	43,261.68	10.22	713	90.81	39.73	78.66	0	7.86
Investment	18,076,698.89	4.50%	32,107.81	10.98	716	90.74	36.22	58.37	0	3.85
TOTAL POOL	401,676,744.63	100.00%	51,949.79	9.94	682	97.3	40.46	84.02	94.27	16.81

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0 Months	186,651,792.55	46.47%	47,615.25	10.04	3920	687	96.22	39.57	81.65	90.95	18.28
6 Months	19,160,872.57	4.77%	76,643.49	9.39	250	712	94.59	38.08	80.48	90.71	16.1
12 Months	16,661,703.41	4.15%	65,597.26	9.93	254	691	98.38	39.76	71.4	90.17	14.27
24 Months	132,130,078.32	32.89%	57,850.30	9.88	2284	671	99.34	41.81	87.54	99.29	12.35
36 Months	42,983,488.21	10.70%	45,971.65	9.88	935	675	97.53	41.04	90.29	97.13	25.46
60 Months	2,613,366.91	0.65%	37,333.81	10.11	70	694	93.5	38.24	73.42	86.03	24.04
Other	1,474,442.66	0.37%	77,602.25	10.90	19	709	96.64	39.91	92.88	88.62	2.09
TOTAL	401,676,744.63	100.00%	51,949.79	9.94	7732	682	97.3	40.46	84.02	94.27	16.81

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	% of Pool	Gross WAC	Net WAC	WAM (mos)	Seasoning	Gross Margin	Net Margin	Rate Caps	Max Rate	Mos to Roll
Group 1	CES		100	9.94	9.4200	221	3					
Group 2												
Group 3												
Group 4												
Group 5												
Group 6												
TOTAL			100	9.94	9.42	221	3					

Section 32 Loans

	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0	#DIV/0!								
Total	0	#DIV/0!								

Top 5 MSA

MSA		% [2]
California		42.44%
Florida		7.14%
Arizona		6.80%
New York		4.12%
Nevada		3.99%

Top 5 Originators

Originator	%
CSFB U/W Guidelines	36.49
Finance America, LLC	14.24
Own-It Mortgage Solutions	12.21
Saxon Mortgage, Inc.	10.33
Decision One Mortgage Compan	5.61

Servicer

Servicer	%
Ocwen	45.5
Wilshire	54.5

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :			Moody's: Analyst Name :		
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

DERIVED INFORMATION [06/24/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-3

Assumptions:

Prepay	0% - 20% CPR over 12 months, 20% CPR thereafter, No Age Adj.
LIBOR	forward LIBOR
Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-4	7.6%	27.9%	14.0
M-5	6.8%	25.5%	14.0
M-6	6.1%	23.4%	14.3
M-7	5.5%	21.5%	15.0

DERIVED INFORMATION [06/17/2005]

HEMT Series 2005-2
[$410,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 6/1/05 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	7,732		
Total Outstanding Loan Balance	$ 401,675,744.63		
Average Loan Current Balance	$ 51,949.79	$ 1,294.33	$ 498,000.00
Weighted Average Combined LTV	97.30%	10.56%	100.00%
Weighted Average Coupon	9.94%	5.00%	15.66%
Weighted Average FICO (Non-Zero)	682		
Weighted Average Age (Months)	3		
% Prepayment Penalties	53.53%		
% Balloons	68.16%		
% Second Liens	100.00%		

Principle Balance at Origination	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,334	$ 25,968,984.42	6.47	672	95.56	10.33	79.19
25,000.01 - 50,000.00	3,267	$ 117,858,446.45	29.34	674	97.51	10.08	93.07
50,000.01 - 75,000.00	1,636	$ 100,792,804.89	25.09	684	97.56	9.90	95.27
75,000.01 - 100,000.00	828	$ 72,015,081.01	17.93	687	97.76	9.81	97.50
100,000.01 - 125,000.00	419	$ 46,831,505.11	11.66	689	98.46	9.72	98.25
125,000.01 - 150,000.00	158	$ 21,599,303.53	5.38	685	96.77	9.92	94.88
150,000.01 - 175,000.00	43	$ 7,041,491.84	1.75	699	96.36	10.07	95.67
175,000.01 - 200,000.00	39	$ 7,421,598.45	1.85	701	89.90	9.62	95.08
200,000.01 - 225,000.00	3	$ 630,928.93	0.16	691	98.37	10.93	100.00
225,000.01 - 250,000.00	3	$ 743,500.00	0.19	721	91.08	8.58	100.00
250,000.01 - 275,000.00	1	$ 274,100.00	0.07	635	80.00	9.00	0.00
475,000.01 - 500,000.00	1	$ 498,000.00	0.12	677	73.80	7.63	100.00
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,341	$ 26,122,529.31	6.50	672	95.47	10.34	79.32
25,000.01 - 50,000.00	3,261	$ 117,754,261.76	29.32	674	97.53	10.08	93.07
50,000.01 - 75,000.00	1,637	$ 100,881,871.76	25.12	684	97.55	9.90	95.27
75,000.01 - 100,000.00	827	$ 71,969,195.84	17.92	686	97.71	9.81	97.49
100,000.01 - 125,000.00	418	$ 46,738,963.21	11.64	689	98.56	9.71	98.25
125,000.01 - 150,000.00	158	$ 21,599,303.53	5.38	685	96.77	9.92	94.88
150,000.01 - 175,000.00	43	$ 7,041,491.84	1.75	699	96.36	10.07	95.67
175,000.01 - 200,000.00	39	$ 7,421,598.45	1.85	701	89.90	9.62	95.08
200,000.01 - 225,000.00	3	$ 630,928.93	0.16	691	98.37	10.93	100.00
225,000.01 - 250,000.00	3	$ 743,500.00	0.19	721	91.08	8.58	100.00
250,000.01 - 275,000.00	1	$ 274,100.00	0.07	635	80.00	9.00	0.00
475,000.01 - 500,000.00	1	$ 498,000.00	0.12	677	73.80	7.63	100.00
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

FICO	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Not Available	3	$ 81,779.83	0.02	0	91.84	10.93	100.00
< 550	14	$ 290,922.03	0.07	523	80.77	13.17	100.00
551 - 575	14	$ 475,414.76	0.12	565	81.73	11.12	97.64
576 - 600	329	$ 13,359,923.27	3.33	590	98.77	11.41	99.77
601 - 625	779	$ 34,027,422.45	8.47	615	98.68	10.89	99.84
626 - 650	1,240	$ 59,010,166.99	14.69	639	97.67	10.33	98.41
651 - 675	1,524	$ 81,841,533.76	20.38	663	97.57	10.13	96.63
676 - 700	1,442	$ 79,886,249.46	19.89	688	97.19	9.76	93.51
701 - 725	950	$ 54,722,370.71	13.62	712	97.05	9.53	91.23
726 - 750	735	$ 40,889,156.22	10.18	737	96.91	9.30	89.10
751 - 775	448	$ 23,601,536.12	5.88	762	96.16	9.18	87.37
776 - 800	218	$ 11,890,098.53	2.96	786	94.73	9.01	87.85
801 - 825	36	$ 1,599,170.50	0.40	807	96.07	8.92	78.50
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Original Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	7	$ 118,261.21	0.03	739	98.80	9.30	77.18
61 - 120	43	$ 869,937.20	0.22	664	94.64	10.81	74.68
121 - 180	5,172	$ 269,002,719.42	66.97	688	96.87	9.90	92.44
181 - 240	989	$ 47,236,941.13	11.76	670	98.20	10.41	98.92
241 - 300	4	$ 203,583.26	0.05	643	91.91	13.62	100.00
301 - 360	1,517	$ 84,244,302.41	20.97	670	98.21	9.78	97.74
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Remaining Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1 - 60	8	$ 131,476.03	0.03	742	92.44	8.87	79.47
61 - 120	53	$ 1,142,370.55	0.28	653	90.53	11.05	80.72
121 - 180	5,162	$ 268,739,158.51	66.90	688	96.89	9.90	92.43
181 - 240	990	$ 47,272,534.36	11.77	670	98.20	10.41	98.92
241 - 300	2	$ 145,902.77	0.04	633	89.56	13.45	100.00
301 - 360	1,517	$ 84,244,302.41	20.97	670	98.21	9.78	97.74
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2-4 Family	486	$ 29,054,140.06	7.23	702	94.05	10.01	79.05
Condo	710	$ 33,777,896.27	8.41	689	97.63	9.92	92.89
Co-op	6	$ 349,492.92	0.09	716	89.09	9.00	97.14
Manufactured Housing	1	$ 12,087.98	0.00	545	72.18	12.95	100.00
PUD	1,417	$ 76,026,975.21	18.93	683	97.31	10.03	92.94
Single Family Residence	5,083	$ 261,453,131.60	65.09	678	97.63	9.90	96.53
Town House	29	$ 1,002,020.59	0.25	678	97.11	9.82	93.17
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	563	$ 18,076,698.89	4.50	716	90.74	10.98	0.00
Primary	7,055	$ 378,667,216.50	94.27	680	97.70	9.88	100.00
Secondary	114	$ 4,931,829.24	1.23	713	90.81	10.22	0.00
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Purchase	6,138	$ 324,352,047.17	80.75	686	98.05	9.94	93.37
Refinance - Cash Out	1,349	$ 67,507,910.98	16.81	663	94.14	9.98	98.40
Refinance - Other	9	$ 215,782.45	0.05	609	81.76	12.53	100.00
Refinance - Rate/Term	236	$ 9,600,004.03	2.39	669	94.39	9.43	95.48
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Combined LTV - Given	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 50.00	8	$ 324,232.55	0.08	667	30.83	9.96	75.63
50.01 - 60.00	9	$ 753,537.80	0.19	708	55.05	8.25	100.00
60.01 - 70.00	30	$ 1,727,261.24	0.43	706	66.01	8.27	100.00
70.01 - 80.00	106	$ 7,674,053.15	1.91	680	77.44	8.90	80.29
80.01 - 90.00	1,168	$ 49,267,749.12	12.27	696	89.03	9.63	72.81
90.01 - 95.00	916	$ 43,789,617.89	10.90	698	94.69	9.94	83.91
95.01 - 100.00	5,495	$ 298,139,292.88	74.22	677	99.92	10.03	99.67
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	2,215	$ 170,488,855.03	42.44	687	97.83	9.72	96.83
Florida	677	$ 28,686,661.01	7.14	677	97.00	10.41	90.42
Arizona	726	$ 27,326,930.29	6.80	681	97.15	10.15	86.23
New York	249	$ 16,567,559.67	4.12	698	91.43	9.41	89.20
Nevada	296	$ 16,024,272.02	3.99	693	96.64	9.98	87.30
Colorado	356	$ 15,639,162.14	3.89	670	97.92	9.94	96.28
Washington	300	$ 12,865,547.69	3.20	676	98.60	9.79	98.32
Virginia	242	$ 12,844,903.92	3.20	678	96.97	10.49	96.56
New Jersey	249	$ 12,460,753.30	3.10	699	94.29	9.87	87.42
Maryland	199	$ 10,381,914.66	2.58	675	98.36	10.31	98.86
Texas	319	$ 9,949,116.49	2.48	678	97.91	9.97	92.03
Illinois	196	$ 7,909,273.29	1.97	665	98.25	10.49	95.54
Oregon	194	$ 6,903,920.05	1.72	672	98.03	9.70	96.49
Georgia	164	$ 5,785,890.61	1.44	656	99.14	10.57	94.95
Pennsylvania	138	$ 4,711,005.06	1.17	693	96.68	10.20	94.13
Other	1,212	$ 43,129,979.40	10.74	669	97.48	10.15	94.48
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	3,765	$ 174,544,577.03	43.45	660	98.10	9.79	96.07
NINA	121	$ 5,989,379.55	1.49	729	92.22	10.96	89.10
Reduced	3,131	$ 176,825,225.65	44.02	698	96.72	10.00	92.43
Stated/Stated	715	$ 44,316,562.40	11.03	698	97.15	10.11	95.24
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
4.501 - 5.000	1	$ 13,214.82	0.00	769	35.52	5.00	100.00
5.501 - 6.000	6	$ 256,102.12	0.06	723	87.61	5.97	100.00
6.001 - 6.500	45	$ 2,362,605.16	0.59	749	84.87	6.47	100.00
6.501 - 7.000	123	$ 5,564,908.99	1.39	736	89.78	6.86	98.48
7.001 - 7.500	198	$ 9,895,488.62	2.46	725	91.39	7.38	97.20
7.501 - 8.000	243	$ 13,465,611.45	3.35	718	93.24	7.86	96.71
8.001 - 8.500	302	$ 16,726,689.70	4.16	715	95.62	8.36	95.49
8.501 - 9.000	962	$ 58,462,075.77	14.55	704	97.72	8.90	97.28
9.001 - 9.500	974	$ 55,844,378.74	13.90	689	98.13	9.37	96.54
9.501 - 10.000	1,338	$ 70,832,961.19	17.63	678	98.14	9.87	95.94
10.001 - 10.500	846	$ 44,297,936.27	11.03	677	98.16	10.34	95.45
10.501 - 11.000	1,024	$ 50,392,196.73	12.55	657	98.42	10.84	94.66
11.001 - 11.500	620	$ 28,599,591.81	7.12	643	98.19	11.32	93.88
11.501 - 12.000	496	$ 23,564,810.72	5.87	661	97.57	11.82	88.39
12.001 - 12.500	443	$ 17,858,921.90	4.45	680	95.79	12.42	69.90
12.501 - 13.000	53	$ 1,907,289.70	0.47	630	94.43	12.76	92.11
13.001 - 13.500	17	$ 516,313.80	0.13	665	97.50	13.35	63.51
13.501 - 14.000	13	$ 434,316.62	0.11	621	85.08	13.78	65.92
14.001 - 14.500	11	$ 303,257.19	0.08	584	88.07	14.41	100.00
14.501 - 15.000	13	$ 316,764.29	0.08	604	96.86	14.79	100.00
15.001 - 15.500	3	$ 47,841.42	0.01	594	94.94	15.33	100.00
15.501 - 16.000	1	$ 12,467.62	0.00	571	89.51	15.66	100.00
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Interest Only	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
N	7,650	$ 393,576,482.03	97.98	681	97.33	9.96	94.22
Y	82	$ 8,099,262.60	2.02	714	95.97	8.94	96.62
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Interest Only Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	7,650	$ 393,576,482.03	97.98	681	97.33	9.96	94.22
36	17	$ 1,385,612.60	0.34	707	97.62	9.84	100.00
60	1	$ 69,400.00	0.02	661	100.00	11.00	100.00
120	64	$ 6,644,250.00	1.65	716	95.58	8.73	95.87
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	3,920	$ 186,651,792.55	46.47	687	96.22	10.04	90.95
1	1	$ 105,000.00	0.03	688	100.00	11.75	100.00
3	1	$ 198,726.54	0.05	684	100.00	9.88	100.00
4	16	$ 1,082,166.12	0.27	714	95.43	10.87	84.49
6	250	$ 19,160,872.57	4.77	712	94.59	9.39	90.71
12	254	$ 16,661,703.41	4.15	691	96.38	9.93	90.17
24	2,284	$ 132,130,078.32	32.89	671	99.34	9.88	99.29
30	1	$ 88,550.00	0.02	733	100.00	12.50	100.00
36	935	$ 42,983,488.21	10.70	675	97.53	9.88	97.13
60	70	$ 2,613,366.91	0.65	694	93.50	10.11	86.03
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

Lien Position	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	1	$ 13,214.82	0.00	769	35.52	5.00	100.00
2	7,731	$ 401,662,529.81	100.00	682	97.30	9.94	94.27
Total:	**7,732**	**$ 401,675,744.63**	**100.00**	**682**	**97.30**	**9.94**	**94.27**

DERIVED INFORMATION [06/23/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Instructions: Please also provide info on conforming and non-conforming pool (cells have already been formatted in column B, C, D, E)

	aggregate pool
gross WAC	9.94%
wtd avg FICO	682
FICO < 600	3%
FICO 600-650	23%
wtd avg CLTV	97%
CLTV = 80	1%
CLTV > 80.01	97%
CLTV 95.01 -100	74%
Full Doc (%)	43%
Stated Doc (%)	11%
purch (%)	81%
CO refi (%)	17%
Own Occ (%)	94%
Prepay Penalty (%)	54%
DTI (%)	40%
ARM ? (%)	0%
2/28 (%)	
3/27 (%)	
1st Lien (%)	-
Avg Loan Balance	$ 51,950
# of Loans	7,732
Loan Bal < $100k	78%
Mtg Rates > 12%	5.33
Manuf Housing (%)	0
largest state	CA (42.4%)
silent 2nd (%)	0%
IO loans (%)	2%
3 yr IO	17%
5 yr IO	1%
10 yr IO	82%
IO: FICO	714
IO LTV	96%
IO DTI	39%
IO full doc	20%
IO: purch	94%

Deal Name: HEMT 2005-3

The percentages per table should add up to 100%

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)	Current LTV	IO loans	silent 2nds
<= 450	0.00	0.01	0.01	0.02	0.02	0.00	10.93	27,259.94	91.84	0.00	0
451 - 500	0.01	0.00	0.00	0.01	0.00	0.01	12.30	19,411.58	89.29	0.00	0
501 - 550	0.06	0.00	0.00	0.06	0.00	0.05	13.30	21,008.24	79.45	0.00	0
551 - 600	3.35	0.00	0.09	3.44	2.72	0.60	11.40	40,336.26	98.18	0.00	0
601 - 650	17.26	1.06	4.84	23.16	16.09	6.29	10.53	46,081.02	98.04	0.29	0
651 - 700	14.65	5.33	20.28	40.26	32.18	7.08	9.95	54,527.24	97.38	1.83	0
701 - 750	5.31	3.46	15.03	23.80	21.14	2.24	9.43	56,742.75	96.99	3.51	0
751 - 800	2.67	1.14	5.02	8.84	8.22	0.51	9.12	53,290.74	95.68	4.25	0
801 - 850	0.14	0.03	0.23	0.40	0.37	0.02	8.92	44,421.40	96.07	0.00	0
Total:	43.45	11.03	45.51	100.00	80.76	16.81	9.94	51,949.79	97.30	2.02	0

LTV & FICO

Current CLTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Avg Prin Bal ($)	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
10.01 - 20.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.01	0.00	0.02	32,693.53	8.14	0.00	0.01	0.00	0.00	0.00
20.01 - 30.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.02	79,000.00	11.88	0.00	0.00	0.02	0.00	0.00
30.01 - 40.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.02	31,358.98	6.18	0.00	0.01	0.00	0.00	0.00
40.01 - 50.00	0.00	0.00	0.00	0.02	0.00	0.00	0.00	0.00	0.00	0.03	39,042.51	11.71	0.00	0.00	0.00	0.00	0.00
50.01 - 60.00	0.00	0.00	0.00	0.00	0.01	0.08	0.05	0.03	0.00	0.19	83,726.42	8.25	0.00	0.08	0.03	0.00	0.00
60.01 - 70.00	0.00	0.00	0.00	0.00	0.10	0.09	0.12	0.10	0.00	0.43	57,575.37	8.27	0.00	0.11	0.10	2.86	0.00
70.01 - 80.00	0.00	0.00	0.03	0.07	0.38	0.81	0.48	0.14	0.00	1.91	72,396.73	8.90	0.00	1.07	0.16	5.08	0.00
80.01 - 90.00	0.01	0.01	0.01	0.13	1.83	5.18	3.27	1.76	0.06	12.27	42,181.29	9.63	0.00	7.32	1.54	2.38	0.00
90.01 - 100.00	0.01	0.00	0.01	3.22	20.83	34.09	19.86	6.78	0.33	85.13	53,334.72	10.02	0.00	35.42	9.17	1.90	0.00
Total:	0.02	0.01	0.06	3.44	23.16	40.26	23.80	8.84	0.40	100.00	51,949.79	9.94	0.00	44.02	11.03	2.02	0.00

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current CLTV	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
0.01 - 50,000.00	0.02	0.01	0.06	1.94	10.79	12.99	6.95	2.90	0.16	35.82	97.16	10.13	0.00	13.06	2.56	0.12	0.00
50,000.01 - 100,000.00	0.00	0.00	0.00	1.15	8.77	18.26	10.68	4.00	0.18	43.03	97.62	9.86	0.00	19.97	5.58	1.97	0.00
100,000.01 - 150,000.00	0.00	0.00	0.00	0.35	3.18	7.25	4.87	1.31	0.06	17.01	98.00	9.78	0.00	8.57	2.52	4.34	0.00
150,000.01 - 200,000.00	0.00	0.00	0.00	0.00	0.31	1.53	1.25	0.51	0.00	3.60	93.04	9.84	0.00	2.06	0.26	7.24	0.00
200,000.01 - 250,000.00	0.00	0.00	0.00	0.00	0.05	0.12	0.06	0.12	0.00	0.34	94.43	9.66	0.00	0.18	0.12	17.72	0.00
250,000.01 - 300,000.00	0.00	0.00	0.00	0.00	0.07	0.00	0.00	0.00	0.00	0.07	80.00	9.00	0.00	0.07	0.00	100.00	0.00
300,000.01 - 350,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
350,000.01 - 400,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
400,000.01 - 450,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
450,000.01 - 500,000.00	0.00	0.00	0.00	0.00	0.00	0.12	0.00	0.00	0.00	0.12	73.80	7.63	0.00	0.12	0.00	0.00	0.00
Total:	0.02	0.01	0.06	3.44	23.16	40.26	23.80	8.84	0.40	100.00	97.30	9.94	0.00	44.02	11.03	2.02	0.00

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current CLTV	WAC	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans	silent 2nds
<= 4.500	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4.501 - 5.000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	35.52	5.00	0.00	13,214.82	0.00	0.00	0.00	0.00
5.001 - 5.500	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
5.501 - 6.000	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.04	0.00	0.06	87.61	5.97	0.00	42,683.69	0.01	0.00	0.00	0.00
6.001 - 6.500	0.00	0.00	0.00	0.00	0.01	0.03	0.25	0.28	0.02	0.59	84.87	6.47	0.00	52,502.34	0.10	0.03	8.41	0.00
6.501 - 7.000	0.00	0.00	0.00	0.00	0.05	0.29	0.51	0.47	0.06	1.39	89.78	6.86	0.00	45,243.16	0.27	0.00	1.02	0.00
7.001 - 7.500	0.00	0.00	0.00	0.02	0.04	0.66	1.09	0.62	0.03	2.46	91.39	7.38	0.00	49,977.22	0.96	0.14	9.09	0.00
7.501 - 8.000	0.00	0.00	0.00	0.00	0.10	1.17	1.33	0.73	0.02	3.35	93.24	7.86	0.00	55,414.04	1.37	0.36	7.42	0.00
8.001 - 8.500	0.00	0.00	0.00	0.01	0.19	1.25	1.86	0.85	0.01	4.16	95.62	8.36	0.00	55,386.39	1.84	0.34	5.51	0.00
8.501 - 9.000	0.00	0.00	0.00	0.03	1.29	5.63	5.80	1.72	0.07	14.55	97.72	8.90	0.00	60,771.39	7.35	1.06	3.13	0.00
9.001 - 9.500	0.00	0.00	0.00	0.04	1.71	7.69	3.39	1.03	0.04	13.90	98.13	9.37	0.00	57,335.09	6.09	1.49	1.67	0.00
9.501 - 10.000	0.00	0.00	0.00	0.17	4.86	8.07	3.35	1.14	0.05	17.63	98.14	9.87	0.00	52,939.43	7.60	2.45	0.80	0.00
10.001 - 10.500	0.01	0.00	0.00	0.11	3.35	4.50	2.35	0.69	0.02	11.03	98.16	10.34	0.00	52,361.63	4.64	1.93	1.91	0.00
10.501 - 11.000	0.00	0.00	0.01	0.44	5.85	4.32	1.52	0.38	0.02	12.55	98.42	10.84	0.00	49,211.13	4.93	1.25	0.97	0.00
11.001 - 11.500	0.00	0.00	0.00	1.41	2.71	2.39	0.49	0.11	0.01	7.12	98.19	11.32	0.00	46,128.37	2.69	0.74	0.76	0.00
11.501 >=	0.01	0.01	0.05	1.21	3.01	4.27	1.86	0.76	0.03	11.19	96.54	12.18	0.00	42,820.94	6.17	1.24	0.32	0.00
Total:	0.02	0.01	0.06	3.44	23.16	40.26	23.80	8.84	0.40	100.00	97.30	9.94	0.00	51,949.79	44.02	11.03	2.02	0.00

Mortg Rates & LTV

Mortg Rates	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	100+	total CLTV	avg FICO	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans	silent 2nds
<= 4.500	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
4.51 - 5.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	769.00	0.00	13,214.82	0.00	0.00	0.00	0.00
5.01 - 5.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
5.51 - 6.00	0.00	0.00	0.00	0.03	0.01	0.02	0.00	0.06	723.00	0.00	42,683.69	0.01	0.00	0.00	0.00
6.01 - 6.50	0.00	0.02	0.05	0.11	0.20	0.19	0.00	0.59	749.00	0.00	52,502.34	0.10	0.03	8.41	0.00
6.51 - 7.00	0.00	0.00	0.07	0.12	0.55	0.63	0.00	1.39	736.00	0.00	45,243.16	0.27	0.00	1.02	0.00
7.01 - 7.50	0.00	0.05	0.03	0.22	0.89	1.28	0.00	2.46	725.00	0.00	49,977.22	0.96	0.14	9.09	0.00
7.51 - 8.00	0.00	0.03	0.06	0.30	0.86	2.10	0.00	3.35	718.00	0.00	55,414.04	1.37	0.36	7.42	0.00
8.01 - 8.50	0.00	0.02	0.07	0.11	0.69	3.28	0.00	4.16	715.00	0.00	55,386.39	1.84	0.34	5.51	0.00
8.51 - 9.00	0.00	0.03	0.06	0.30	1.60	12.56	0.00	14.55	704.00	0.00	60,771.39	7.35	1.06	3.13	0.00
9.01 - 9.50	0.00	0.02	0.03	0.17	1.15	12.53	0.00	13.90	689.00	0.00	57,335.09	6.09	1.49	1.67	0.00
9.51 - 10.00	0.00	0.00	0.00	0.10	1.96	15.57	0.00	17.63	678.00	0.00	52,939.43	7.60	2.45	0.80	0.00
10.01 - 10.50	0.00	0.00	0.05	0.09	0.98	9.90	0.00	11.03	677.00	0.00	52,361.63	4.64	1.93	1.91	0.00
10.51 - 11.00	0.00	0.00	0.00	0.09	1.06	11.40	0.00	12.55	657.00	0.00	49,211.13	4.93	1.25	0.97	0.00
11.01 - 11.50	0.02	0.00	0.01	0.07	0.49	6.53	0.00	7.12	643.00	0.00	46,128.37	2.69	0.74	0.76	0.00
11.51 >=	0.00	0.01	0.01	0.20	1.82	9.13	0.00	11.19	666.00	0.00	42,820.94	6.17	1.24	0.32	0.00
Total:	0.03	0.19	0.43	1.91	12.27	85.13	0.00	100.00	682.00	0.00	51,949.79	44.02	11.03	2.02	0.00

DERIVED INFORMATION [06/23/2005]

HEMT Series 2005-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Deal Name: HEMT 2005-3

Detailed collateral info 401,675,745

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	Difference	DTI	% of Full Doc	% of Primary Owner	% Cashout
Aggregated RATE														
10.001 - 10.500	846	44,297,936.27	52,361.63	11.03%	10.3	219	677	19.26	98.16	78.90	40.15	38.79	95.45	17.62
10.501 - 11.000	1024	50,392,196.73	49,211.13	12.55%	10.8	226	657	19.58	98.42	78.84	41.27	48.93	94.66	17.42
11.001 - 11.500	620	28,599,591.81	46,128.37	7.12%	11.3	224	643	19.49	98.19	78.70	40.59	51.33	93.88	19.77
11.501 - 12.000	496	23,564,810.72	47,509.70	5.87%	11.8	213	661	19.41	97.57	78.16	40.38	33.21	88.39	19.75
12.001 - 12.500	443	17,858,921.90	40,313.59	4.45%	12.4	199	680	17.40	95.79	78.39	39.09	17.59	69.90	14.36
12.501 - 13.000	53	1,907,289.70	35,986.60	0.47%	12.8	216	630	21.34	94.43	73.09	39.96	37.85	92.11	50.60
13.001 - 13.500	17	516,313.80	30,371.40	0.13%	13.4	184	665	19.25	97.50	78.25	40.61	27.46	63.51	19.36
13.501 - 14.000	13	434,316.62	33,408.97	0.11%	13.8	166	621	17.51	85.08	67.57	43.80	65.92	65.92	55.16
14.001 - 14.500	11	303,257.19	27,568.84	0.08%	14.4	170	584	27.46	88.07	60.61	44.69	94.61	100.00	80.81
14.501 - 15.000	13	316,764.29	24,366.48	0.08%	14.8	145	604	20.42	96.86	76.44	46.70	94.85	100.00	22.43
FICO														
N/A or Below 500	5	120,602.99	24,120.60	0.03%	11.4	151	472	20.39	91.02	70.63	28.61	47.04	100.00	32.19
500 - 519	2	26,917.94	13,458.97	0.01%	14.6	122	513	12.65	73.77	61.11	32.92	39.42	100.00	100.00
520 - 539	6	142,132.69	23,688.78	0.04%	13.2	149	527	34.02	79.45	45.43	45.45	100.00	100.00	62.60
540 - 559	5	183,282.09	36,656.42	0.05%	10.0	144	552	25.50	86.01	60.51	49.12	100.00	100.00	36.11
560 - 579	14	404,180.91	28,870.07	0.10%	12.1	211	568	20.68	81.01	60.33	45.72	86.73	97.23	52.71
580 - 599	302	12,199,951.51	40,397.19	3.04%	11.4	245	590	20.02	98.69	78.67	40.50	97.34	99.75	16.80
600-619	524	23,040,006.47	43,969.48	5.74%	11.1	239	610	20.18	99.04	78.86	42.48	96.85	99.92	25.32
620-639	878	38,255,508.71	43,571.19	9.52%	10.5	236	629	18.97	97.94	78.97	41.62	73.33	98.66	27.97
640-659	1140	58,553,797.40	51,362.98	14.58%	10.2	231	649	18.92	97.46	78.54	41.32	58.42	98.39	25.55
660-679	1216	66,988,179.54	55,088.96	16.68%	10.1	227	669	18.95	97.44	78.49	40.92	38.34	95.76	18.17
CLTV														
< 80.00	113	7,306,466.37	64,658.99	1.82%	8.8	199	686	17.10	69.25	52.15	38.06	39.10	90.85	60.53
80.00 - 85.00	172	8,644,171.81	50,256.81	2.15%	9.3	208	686	15.27	82.46	67.19	39.10	27.57	81.47	50.34
85.01 - 90.00	1036	43,796,195.68	42,274.32	10.90%	9.6	203	697	13.99	89.67	75.68	38.08	23.41	70.96	25.42
90.01 - 95.00	916	43,789,617.89	47,805.26	10.90%	9.9	209	698	16.70	94.69	77.99	38.28	35.52	83.91	20.45
95.01 - 100.00	5495	298,139,292.88	54,256.47	74.22%	10.0	227	677	20.34	99.92	79.58	41.12	48.13	99.67	12.96
2nd Home	114	4,931,829.24	43,261.66	1.23%	10.2	200	713	13.22	90.81	77.59	39.73	20.33	0.00	7.86
Invest Property	563	18,076,698.89	32,107.81	4.50%	11.0	190	716	14.63	90.74	76.11	36.22	32.40	0.00	3.85
Documentation Type														
NINA	121	5,989,379.55	49,499.00	1.49%	11.0	201	729	16.77	92.22	75.45	38.61	0.00	89.10	4.88
Reduced Doc	3,131	176,825,225.65	56,475.64	44.02%	10.0	208	698	18.76	96.72	77.96	39.66	0.00	92.43	13.11
Stated	715	44,316,562.40	61,981.21	11.03%	10.1	216	698	19.29	97.15	77.86	39.44	0.00	95.24	11.94

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	Difference	DTI	% of Full Doc	% of Primary Owner	% Cashout
Cash Out	1,349	67,507,910.98	50,042.93	16.81%	10.0	221	663	18.83	94.14	75.31	40.54	57.37	98.40	100.00
2-4 Family	486	29,054,140.06	59,782.18	7.23%	10.0	219	702	17.00	94.05	77.05	40.03	30.51	79.05	9.35
CA-N	733	55,103,171.59	75,174.86	13.72%	9.8	242	682	19.40	98.20	78.80	41.68	42.95	96.94	15.54
CA-S	1,201	91,529,015.15	76,210.67	22.79%	9.7	229	691	19.57	97.10	77.53	41.21	30.30	96.00	11.90
FL	677	28,686,661.01	42,373.21	7.14%	10.4	211	677	18.56	97.00	78.44	39.99	45.09	90.42	13.33
Debt to Income Ratio														
40.01 - 45.00	2,088	111,046,604.37	53,183.24	27.65%	9.9	213	683	19.26	97.65	78.39	42.78	39.98	93.88	15.03
45.01 - 50.00	1,643	87,419,852.92	53,207.46	21.76%	10.0	244	670	19.55	98.22	78.67	47.85	55.89	97.50	19.79
50.01 - 55.00	287	15,970,311.16	55,645.68	3.98%	9.9	288	656	19.62	99.11	79.49	52.38	81.92	99.70	15.78
greater than 55.00	46	2,487,133.62	54,068.12	0.62%	9.8	332	653	19.82	99.52	79.70	55.45	94.44	100.00	13.67
1st lien	1	13,214.82	13,214.82	0.00%	5.0	30	769	35.52	35.52	0.00	0.00	100.00	100.00	100.00
Prepayment Penalty	3,812	215,023,952.08	56,407.12	53.53%	9.9	226	677	19.71	98.24	78.53	41.17	45.00	97.15	15.53
Junior Ratio														
15.001 - 20.000	882	40,366,714.06	45,767.25	10.05%	9.8	214	696	14.66	93.67	79.00	38.66	36.10	82.40	21.42
20.001 - 30.000	5,423	298,900,305.71	55,117.15	74.41%	10.0	227	678	19.86	99.17	79.31	41.05	46.75	98.34	14.02
30.001 - 40.000	245	15,681,371.23	64,005.60	3.90%	9.6	204	688	23.77	93.32	69.55	39.31	40.11	91.54	33.07
40.001 - 45.000	98	8,256,187.91	84,246.82	2.06%	9.4	192	707	29.06	97.01	67.95	38.56	17.80	100.00	19.71
45.001 - 50.000	39	2,205,307.79	56,546.35	0.55%	9.7	213	672	27.08	84.52	57.43	40.28	59.66	100.00	40.36
50.001 - 55.000	14	773,190.13	55,227.87	0.19%	9.9	177	686	32.28	93.16	60.88	41.01	52.93	100.00	45.09
55.001 - 60.000	9	392,650.26	43,627.81	0.10%	10.2	177	652	33.93	92.79	58.85	32.48	58.34	100.00	75.17
60.001 - 65.000	6	303,748.79	50,624.80	0.08%	10.3	183	608	36.15	93.33	57.18	40.82	100.00	100.00	43.14
65.001 - 70.000	8	733,969.41	91,746.18	0.18%	9.1	197	738	31.63	79.28	47.65	41.82	29.63	100.00	40.89
70.001 - 75.000	3	188,682.69	62,894.23	0.05%	12.1	237	635	36.31	86.11	49.80	43.09	100.00	100.00	100.00
75.001 - 80.000	2	238,963.48	119,481.74	0.06%	11.3	178	663	38.76	87.64	48.89	43.27	37.23	62.77	100.00
80.001 - 85.000	4	485,241.26	121,310.32	0.12%	8.7	212	745	38.24	84.56	46.32	37.99	78.03	100.00	100.00
85.001 - 90.000	1	70,000.00	70,000.00	0.02%	9.9	178	648	38.89	82.44	43.55	49.76	100.00	100.00	100.00
90.001 - 95.000				0.00%										
95.001 >=	13	1,016,894.35	78,222.64	0.25%	9.8	170	710	43.14	68.03	24.89	39.38	29.38	92.23	27.34

TV of the loan; CLTV is the combined senior and junior liens.

forward LIBOR
0 to 20 CPR in 12 month and remain at 20 CPR thereafter
6 month lag
100% loss severity
100% advance

HEMT 2005-3 Class B-1 and Class B-2 BreakEven

Class	CDR	Cum Loss
B-1	4.5	18.10%
B-2	4.2	17.05%

HEMT 2005-3 - Price/Yield - B-2

Balance	$6,760,000.00	Delay	24
Coupon	7	Dated	7/1/2005
Settle	7/29/2005	First Payment	8/25/2005

Price	*50 PPC, Call (Y)*	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*150 PPC, Call (Y)*
	Yield	Yield	Yield	Yield
82.3757	10.6534	11.9350	12.8874	13.9663
82.4757	10.6298	11.9030	12.8493	13.9213
82.5757	10.6062	11.8710	12.8113	13.8763
82.6757	10.5827	11.8391	12.7733	13.8314
82.7757	10.5592	11.8073	12.7354	13.7866
82.8757	10.5358	11.7755	12.6975	13.7418
82.9757	10.5123	11.7437	12.6597	13.6971
83.0757	10.4890	11.7120	12.6220	13.6525
83.1757	10.4656	11.6804	12.5843	13.6079
83.2757	10.4423	11.6488	12.5467	13.5634
83.3757	10.4190	11.6172	12.5091	13.5190
WAL for Princ Pmts	7.482	5.007	3.977	3.239
Mod Durn	5.114	3.772	3.169	2.680
Principal Window Begin	43	37	39	39
Principal Window End	136	90	65	39

200 PPC, Call (Y)

Yield
17.0928
17.0270
16.9612
16.8956
16.8300
16.7646
16.6993
16.6340
16.5689
16.5038
16.4389
2.156
1.833
26
26